Exhibit 99.1

Execution Version

ARRANGEMENT AGREEMENT

BETWEEN

HEXO CORP.

– AND –

ZENABIS GLOBAL INC.

February 16, 2021

TABLE OF CONTENTS

(continued)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) dated as of February 16, 2021,

BETWEEN:

HEXO CORP., a corporation existing under the laws of the Province of Ontario (“Purchaser”)

- and -

ZENABIS GLOBAL INC., a corporation existing under the laws of the Province of British Columbia (“Company”)

WHEREAS Purchaser and Company desire to carry out the transactions contemplated hereby by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) pursuant to which Purchaser will acquire all of the Company Shares;

AND WHEREAS upon the effectiveness of the Arrangement, holders of Company Shares will receive Purchaser Shares on the terms set out herein and holders of Convertible Securities will be entitled to exercise, exchange or convert such Convertible Securities for Purchaser Shares in accordance with their terms or the Arrangement, as applicable;

AND WHEREAS the Company Board has determined that the Consideration (as defined below) to be received by the Company Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company and the Company Board has unanimously resolved to support the Arrangement and to recommend that the Company Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained herein;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

AND WHEREAS Purchaser has entered into the Voting Support Agreements with Locked-Up Shareholders, pursuant to which, among other things, Locked-Up Shareholders have agreed, subject to the terms and conditions thereof, to vote the Company Shares held by them in favour of the Arrangement Resolution;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto covenant and agree as follows:

SECTION 1

INTERPRETATION

1.1	Definitions

In this Agreement (including the schedules and the recitals hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“Acquisition Proposal” means any offer, proposal or inquiry, whether written or oral, from any Person or group of Persons (other than Purchaser or any of its affiliates) acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions:

(a)	any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons, other than

Purchaser or an affiliate of Purchaser, beneficially owning 20% or more of any class of voting or equity securities or other securities or any other equity interests (including securities convertible into or exchangeable for voting or equity securities) of Company and/or one or more Subsidiaries of Company which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of Company and its Subsidiaries, taken as a whole;

(b)

any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding-up, exclusive licence or other similar transaction involving Company and/or one or more Subsidiaries of Company, or any liquidation, dissolution or winding-up of Company and/or one or more Subsidiaries of Company which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of Company and its Subsidiaries, taken as a whole;

(c)

any direct or indirect acquisition or sale, disposition or joint venture (or any lease, long-term supply arrangement licence or other arrangement having the same economic effect as a sale) of assets of Company and/or one or more Subsidiaries of Company which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of Company and its Subsidiaries, taken as a whole;

(d)	any other transaction, the consummation of which could reasonably be expected to impede, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e)	any other similar transaction or series of related transactions involving the Company or its Subsidiaries; or

(f)	any proposed amendment of, or public announcement of an intention to do, any of the foregoing,

excluding the Contemplated Transactions and any transaction to which Purchaser or an affiliate of Purchaser is a party;

“affiliate” means an “affiliate” as defined in National Instrument 45-106 - Prospectus Exemptions;

“Agreement” means this arrangement agreement and the Schedules hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Applicable Securities Laws” means the Securities Act (British Columbia) and all other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder and, as applicable, the rules of the TSX applicable to companies listed thereon and, with respect to Purchaser, also includes the rules of the NYSE applicable to the companies listed thereon;

“ARC” means an advance ruling certificate issued by the Commissioner under Section 102(1) of the Competition Act in respect of the Contemplated Transactions;

“Arrangement” means an arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.14 of this Agreement or the Plan of Arrangement or made at the direction of the Court either in the Interim Order or Final Order with the written consent of Company and Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and with the content of Schedule A, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or made at the direction of the Court in the Interim Order with the consent of Company and Purchaser, each acting reasonably;

“Authorization” means with respect to any Person, any authorization, order, sanction, waiver, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule, regulation or other authorization of and from any Governmental Entity having jurisdiction over the Person, and includes, for greater certainty, all of the Zenabis Licences;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bevo” has the meaning ascribed thereto in Section 5.1(2)(m);

“Bevo Guarantee” has the meaning ascribed thereto in Section 5.1(2)(m);

“Bevo Sale Agreement” means that certain rental rebate, liability contribution and share purchase agreement among Langley Propagation and Floral Company Ltd., Company and Bevo dated December 31, 2020, excluding, for greater certainty, any amendment thereto and/or waiver or release from any provision thereof;

“Bevo Sale Transaction” means the sale of one hundred percent (100%) of the outstanding share capital of Bevo by Company to Langley Propagation and Floral Company Ltd. pursuant to the Bevo Sale Agreement;

“Benefit Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or its Subsidiaries, which are maintained by or binding upon a Party or any of its Subsidiaries or in respect of which a Party or any of its Subsidiaries has an actual or contingent liability, excluding all plans and obligations for severance and termination pursuant to a statute;

“Business Day” means any day (other than a Saturday, a Sunday or a statutory or civic holiday) on which commercial banks located in Vancouver, British Columbia and Ottawa, Ontario are open for the conduct of business;

“Canadian COVID Programs” means the Canada Emergency Wage Subsidy, Canada’s Work-Sharing program, the Business Credit Availability Program comprising the Canada Emergency Business Account, the BDC Co-Lending Program and the Export Development Corporation Loan Guarantee Program, the BDC Capital, Canadian Emergency Commercial Rent Assistance Program, and any other federal, provincial or local Canadian Governmental Authority program in response to the COVID-19 coronavirus pandemic including deferrals of Taxes relating thereto.

“Cannabis” has the meaning given to the term “cannabis” in the Cannabis Act;

“Cannabis Act” means the Cannabis Act (Canada);

“Cannabis Regulations” means the Cannabis Regulations, SOR/2018-144 under the Cannabis Act;

“Change in Recommendation” by the Company Board (or if applicable, any committee of the Company Board) means (i) any amendment, withdrawal, modification or qualification in any manner adverse to

Purchaser and/or the consummation of the Arrangement of the recommendation of the Company Board that Company Shareholders vote in favour of the Arrangement Resolution; (ii) any approval, acceptance, recommendation or endorsement by the Company Board of, or public proposal by the Company Board to approve, accept, recommend or endorse any publicly announced or otherwise publicly disclosed Acquisition Proposal; (iii) any failure to publicly reaffirm the unanimous recommendation of the Company Board that Company Shareholders vote in favour of the Arrangement within five business days provided that any Right to Match Period shall have expired (and in any case at the expiry time of any Right to Match Period and prior to the Meeting) after having been requested in writing by Purchaser to do so (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for more than five business days after the formal announcement of an Acquisition Proposal shall be deemed to be a Change in Recommendation); or (iv) any public announcement by the Company or the Company Board of its intention to do any of the foregoing;

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, to be sent to, among others, the Company Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Collective Agreement” means a collective bargaining agreement or union agreement;

“Commissioner” means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;

“Company” has the meaning ascribed thereto in the recitals hereto;

“Company Board” means the board of directors of Company as constituted from time to time;

“Company DSUs” means the 1,125,000 outstanding deferred share units granted under and/or governed by the Incentive Securities Plan;

“Company Financial Advisor” means Echelon Partners;

“Company Options” means the 54,012,351 outstanding options to purchase Company Shares granted under and/or governed by the Incentive Securities Plan;

“Company Public Documents” has the meaning ascribed thereto in Section 7(a) of Schedule D;

“Company RSUs” means the 18,684,037 outstanding restricted share units granted under and/or governed by the Incentive Securities Plan;

“Company Securities” means, collectively, the Company Shares and the Convertible Securities;

“Company Securityholders” means the holders of the Company Securities;

“Company Shareholders” means the registered or beneficial holders of the Company Shares;

“Company Shares” means the common shares in the capital of Company, including common shares issued prior to completion of the Arrangement on the conversion, exchange, exercise or settlement of Convertible Securities;

“Company Warrants” means all outstanding warrants of the Company, each of which entitles the holder to purchase one Company Share, at the exercise prices and with the expiry dates listed in Section 3(f) of the Disclosure Letter;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means that (a) the Commissioner shall have issued an ARC, or (b) the Commissioner shall have issued a No-Action Letter on terms acceptable to the Purchaser and either the applicable waiting period under Section 123 of the Competition Act shall have expired or been waived in accordance with the Competition Act, or the obligation to submit notifications under Section 114 of the Competition Act shall have been waived under Section 113(c) of the Competition Act;

“Confidentiality Agreement” means the confidentiality agreement dated December 30, 2020 between Purchaser and Company together with the confidentiality provisions of the Letter of Intent;

“Consideration” means the consideration to be received by Company Shareholders pursuant to the Plan of Arrangement as consideration for their Company Shares, consisting of 0.01772 of a Purchaser Share per one (1) Company Share;

“Constating Documents” means the Notice of Articles and Articles of Company, as the same may be amended, replaced or otherwise modified from time to time;

“Contemplated Transactions” means the Plan of Arrangement and the other transactions necessary for the parties to effect the Arrangement under this Agreement;

“Contract” means any written or oral contract, agreement, license, franchise, lease (including any Lease), arrangement, commitment, understanding, joint venture, partnership or other right or obligation to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

“Convertible Debentures” means, collectively, the Secured Convertible Note, the Unsecured Convertible Debenture and the Unsecured Convertible Note;

“Convertible Securities” means, collectively, the Incentive Securities, the Company Warrants and the Convertible Debentures;

Commercially sensitive and confidential information redacted.

“                  Credit Agreement” means the credit agreement dated January 21, 2021 between                                                          , as agent, and Company, as borrower, excluding, for greater certainty, any amendment thereto or waiver or release from any provision thereof;

“Court” means the Supreme Court of British Columbia;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants, new strains or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;

“COVID-19 Measures” means any facility closure, quarantine, “stay at home,” social distancing, travel restriction or other directive issued by any Governmental Entity or any Law in response to COVID-19;

“Data Room” means the electronic data room hosted by Firmex Inc. and made accessible to Purchaser in connection with the conduct by Purchaser of its due diligence on Company under a project name known to Purchaser and its Representatives, the contents of which on the date of this Agreement are set forth in the index of documents, which is included in Section 1.1(a) of the Disclosure Letter, as such electronic data room existed as of 5:00pm (Vancouver time) on February 15, 2021;

“Depositary” means TSX Trust Company or such other depositary as the Parties may agree to appoint for the Arrangement;

“Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by Company to Purchaser;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Draft Return” has the meaning ascribed thereto in Section 5.1(2)(q);

“Effective Date” has the meaning ascribed thereto in Section 2.7(2);

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Laws” means all Laws relating to (a) protection of human health and/or the environment, including but not limited to, those relating to pollution, waste, emissions, discharges, or releases of Hazardous Substances or any other solid, liquid, gas, odour, heat, sound, vibration, or radiation, (b) protection and conservation of natural resources, including but not limited to, climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic, terrestrial, avian or microbial species and vegetation, (c) the manufacture, generation, handling, transport, transfer, labelling, packaging, sale, distribution, import, export, use, processing, treatment, recycling, storage, destruction, or disposal of, or exposure to, Hazardous Substances, and/or (d) any other criminal, civil, equitable, or common law principle concerning any act or omission relating to the environment or Hazardous Substances;

“Environmental Permits” includes all orders, permits, certificates, approvals, consents, registrations and licences issued by any Governmental Entity and required under Environmental Laws;

“Fairness Opinion” means the written opinion of the Company Financial Advisor addressed to the Company Board, to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“Final Order” means the final order of the Court, in a form acceptable to Company and Purchaser, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Company and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Company and Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the TSX and NYSE), and “Governmental Entities” means more than one Governmental Entity;

“Hazardous Substance” means any substance, chemical, mixture, or material, whether animate or inanimate, that is or may be harmful or hazardous to human, animal, or plant life, any property, any activity, or to the environment or any natural resources, and includes but is not limited to, anything that is regulated under any Laws as a “contaminant”, “source of contaminant”, “pollutant”, “pesticide”, “fuel”, “deleterious substance”, “toxic substance”, “hazardous substance”, “controlled substance”, “designated substance”, “domestic substance”, “non-domestic substance”, “priority substance”, “prohibited substance”, “substance subject to notification or consent”, “restricted substance”, “ozone-depleting substance”, “nuclear substance”, “hazardous product”, “dangerous good”, “waste”, “hazardous waste”, or “hazardous recyclable material”;

“Hexo Debenture” means the unsecured convertible debenture in the principal amount of $19,500,000 dated as of the date hereof between Purchaser and Company;

Commercially sensitive and confidential information redacted.

“                  USA” means the unanimous shareholders’ agreement between                                               and its shareholders dated                     ;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers in applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

“Incentive Securities” means collectively the Company Options, Company DSUs and Company RSUs;

“Incentive Securities Plan” means the omnibus incentive plan approved by the shareholders of the Company on June 25, 2019 and any amendments thereto and restatements thereof and any predecessor option plans or Contracts pursuant to which options, deferred share units and restricted share units to purchase or receive, as applicable, Company Shares were granted and are outstanding;

“Indebtedness” means, without duplication: (a) all obligations (including the principal amount thereof and, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of a Person, whether or not represented by bonds, debentures, notes or other securities or instruments (and whether or not convertible into or exercisable or exchangeable for any other security or instruments), for the repayment of money borrowed or in satisfaction of a guarantee, whether owing to banks, to financial institutions, to Governmental Entities, to asset managers, to financial advisors, on equipment leases or otherwise; (b) all deferred indebtedness of such Person for the payment of the purchase price of property or assets purchased (other than current accounts payable that were incurred in the ordinary course of business); (c) all obligations of such Person to pay rent or other amounts under a lease which is required to be classified as a capital lease or a liability on a balance sheet prepared in accordance with IFRS, consistently applied; (d) all outstanding reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (e) all obligations, contingent or otherwise, of such Person to repay any grant or subsidy, (f) all obligations of such Person under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (g) all obligations secured by any Lien existing on property or assets owned by such Person, whether or not indebtedness secured thereby has been assumed; (h) all guaranties, sureties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, indebtedness of others; and (i) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Contemplated Transactions or any transaction in connection with any creditor consent, in respect of the Contemplated Transactions;

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and nonpublic business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property;

“Interim Order” means the interim order of the Court, in a form acceptable to Company and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of Company and Purchaser, each acting reasonably;

“Inventories” means all inventories of stock-in-trade, point-of-sale materials and merchandise including materials, supplies, work-in-progress, finished goods, and purchased finished goods owned by Company or any of its Subsidiaries (including those in possession of suppliers, customers and other third parties);

“ICA” means the Investment Canada Act (Canada);

“Key Regulatory Approvals” means (i) the Competition Act Approval and (ii) the Stock Exchange Approvals;

“Langley Lease” means the lease agreement between Bevo Farms Ltd. and Zenabis Operations Ltd. dated January 21, 2019;

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, guidelines, policies or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Lease” means any contract pursuant to which the Company or any of its Subsidiaries is a tenant, licensee, subtenant, landlord, licensor or a sub-landlord of any leasehold or sub-leasehold estate or other right or license to use or occupy any land, buildings, structures, premises, improvements, fixtures or other interest in real property;

“Leased Real Property” means all real property subject to a Lease and, in the case of the Company or any of its Subsidiaries, listed in Section 35(c) the Disclosure Letter;

“Letter of Intent” means the letter from Purchaser dated and accepted by Company on January 27, 2021, as the same has been and may be amended from time to time in accordance with its terms;

“Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, defect in title, covenants, adverse interest, adverse claim, easement, right of way or other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-Up Shareholders” means the applicable shareholders identified in Schedule F;

“Material Adverse Change” means in respect of any Person, any change, effect, event, development, action, omission, occurrence, state of fact or circumstance, that individually or in the aggregate with other such changes, effects, events, developments, actions, omissions, occurrences, states of fact or circumstance, is or would reasonably be expected to be both material and adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations, capitalization, business operations, results of operations of that Person and its Subsidiaries and joint venture investments taken as a whole, other than any change, effect, event, development, action, omission, occurrence, state of fact or circumstance to the extent resulting from or relating to:

(a)	any changes in general conditions affecting the industry in which such Person operates;

(b)	any general economic, securities, currency, financial or political conditions or global financing and capital markets, worldwide, in North America or in Canada;

(c)	any change in global, national or regional political conditions (including the outbreak or escalation of acts of war, sabotage, terrorism, military actions or the escalation thereof);

(d)	any natural disaster or similar acts of nature;

(e)	any epidemic, pandemic or outbreaks of illness (including the COVID-19 pandemic) or other health crisis or public health event;

(f)	any changes in applicable Laws or the regulatory environment, relating to the industry in which such Person operates, or accounting rules or principles, including IFRS;

(g)

any failure to meet public financial projections or forecasts (it being understood that the causes underlying such change may be taken into account in determining whether a Material Adverse Change has occurred);

(h)

any actions taken (or omitted to be taken) upon the request or with the consent of the other Party, in connection with this Agreement or related agreements or the consummation of the transactions contemplated by this Agreement;

(i)

any action taken by the relevant Party or any of its Subsidiaries which is required, or expressly contemplated, to be taken pursuant to this Agreement or the failure to take any action prohibited by this Agreement;

(j)

the announcement of this Agreement, the pendency of the Contemplated Transactions or compliance with the covenants herein or the satisfaction of the conditions herein, or completion of any other transaction publicly announced by the relevant Person no less than 24 hours prior to the date hereof; and

(k)

a change in the market trading price or trading volume of securities of that Person (it being understood that the causes underlying such change may, unless otherwise excluded by clauses (a) through (g), be taken into account in determining whether a Material Adverse Change has occurred) (including as a result of the announcement of this Agreement or the Contemplated Transactions), or any suspension of trading in securities generally on any securities exchange on which any securities of the relevant Party trade;

provided that, in the case of a change, effect, event, development, action, omission, occurrence, state of fact or circumstance referred to in clause (a) through (g) above, such change, effect, event, development, action, omission, occurrence, state of fact or circumstance does not have a materially disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to other companies and entities operating in any of the industries in which the Person and/or its Subsidiaries operate;

“Material Contracts” has the meaning ascribed thereto in Section 28 of Schedule D;

“material change” and “material fact” each have the meaning ascribed thereto in the Securities Act (British Columbia);

“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution, among other matters;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“No-Action Letter” means a letter from the Commissioner advising the Parties (directly or through his staff) that the Commissioner at that time does not, as of the date of the letter, intend to make an application under Section 92 of the Competition Act in respect of the Contemplated Transactions;

“NYSE” means NYSE American LLC;

“ordinary course of business”, when used in relation to the taking of any action by a Person or any of its Subsidiaries, means that the action:

(a)

is consistent in nature, scope and magnitude with the past practices of that Person and its Subsidiaries and is taken in the ordinary course of normal day-to-day operations of such Person and its Subsidiaries (without accounting for COVID-19 Measures); and

(b)

does not require the authorization of the shareholders of that Person or its Subsidiaries or any other separate or special authorization of any nature other than normal course authorizations of Governmental Entities;

“Outside Date” means June 30, 2021 or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date from time to time if the condition in Section 6.1(c) has not been satisfied for up to 30 days in the aggregate; provided that notwithstanding the foregoing, no Party shall be permitted to extend the Outside Date if the failure of the applicable condition to be satisfied is primarily the result of such Party’s failure to comply with its covenants herein;

“Owned Real Property” means all real property owned in fee simple (or equivalent title) by a Party or any Subsidiary of such Party and, in the case of the Company or any of its Subsidiaries, listed in Section 35(a) the Disclosure Letter;

“Parties” means, together, Company and Purchaser, and “Party” means either of them;

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)

Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)

easements, servitudes, restrictions, restrictive covenants, rights of way, licenses, permits and other similar rights in real or immovable property that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(d)

zoning and building by-laws and ordinances, regulations made by public authorities that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject hereto;

(e)

such other imperfections or irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties;

(f)

agreements with any Governmental Entity and any public utilities or private suppliers of services that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto; and

(g)	in respect of the Company or any of its Subsidiaries, the Liens set out in Section 1.1 of the Disclosure Letter.

“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement’ means the plan of arrangement, substantially in the form of Schedule C, and any amendments or variations thereto made in accordance with Section 9.14 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order, with the prior written consent of Company and Purchaser, each acting reasonably;

“Purchaser” has the meaning ascribed thereto in the recitals hereto;

“Purchaser Board” means the board of directors of Purchaser as constituted from time to time;

“Purchaser Data Room” means the electronic data room hosted by iDeals Solutions Group and made accessible to Company in connection with the conduct by Company of its due diligence on Purchaser under a project name known to Company and its Representatives, the contents of which on the date of this Agreement, as such electronic data room existed as of 5:00 pm (Eastern time) on February 15, 2021;

“Purchaser Public Documents” has the meaning ascribed thereto in Section 6(a) of Schedule E;

“Purchaser Shares” means common shares in the capital of Purchaser;

“Purchaser Stock Exchanges” means the TSX and the NYSE;

“Real Property” means collectively the Leased Real Property and the Owned Real Property;

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement, and includes the Key Regulatory Approvals;

“Release” means any release, spill, leak, emission, pumping, injection, deposit, discharge, dispersal, leaching, migration, spraying, abandonment, pouring, emptying, throwing, dumping, placing or exhausting, and when used as a verb has a like meaning;

“Replacement Incentive Securities” means an option or right to purchase or receive Purchaser Shares, as applicable, granted by the Purchaser in replacement of Company Options, Company DSUs or Company RSUs pursuant to the Arrangement;

“Representative” means, in respect of a Person, its Subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors);

“Right to Match Period” has the meaning ascribed thereto in Section 7.2(6);

“Saleable” means, Inventories that (i) for bulk flower, has been harvested within the last 90 days, (ii) for packaged flower, is flower that has been packaged less than 45 days from the packaged on date, (iii) for vape, oils, softgels and other concentrates, have at least 90 days remaining before the expiration date mandated by the applicable provincial Governmental Entity and can be reasonably delivered and sold within the applicable expiration of the code dates, (iv) have been stored and transported in accordance with standard industry practices and in compliance, in all material respects, with applicable Laws, and (v) can be sold without discount to the sale price for such Inventories or credit (or similar other accommodation) granted or offered to the applicable customer;

“Securities Authorities” means the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com;

“Secured Convertible Note” means the second amended and restated secured convertible note dated November 27, 2019 between Zenabis Investments Ltd. and the holder thereof Agentis Capital Partners, as the same may be amended, supplemented or otherwise modified from time to time;

“Senior Secured Debenture” means the amended and restated debenture (fifth amendment) dated June 18, 2020 between, among others, Zenabis Investments Ltd., as issuer, and 2657408 Ontario Inc., as agent and nominee for certain lenders, as the same may be amended, supplemented or otherwise modified from time to time;

“Stock Exchange Approvals” means: (a) the conditional approval of the Purchaser Stock Exchanges subject to the notice of issuance to list the Purchaser Shares to be issued pursuant to the Arrangement (including all Purchaser Shares issuable pursuant to all Replacement Incentive Securities, Company Warrants and Convertible Debentures), subject to the Purchaser providing the Purchaser Stock Exchanges such required documentation as is customary in the circumstances and the conditions to be satisfied in connection with the Arrangement; (b) the acceptance from the Purchaser Stock Exchanges approving the Contemplated Transactions; and (c) conditional approval of the TSX of the delisting of the Company Shares that are currently listed on the TSX;

“Subsidiary” has the meaning ascribed thereto in section 1.1 of National Instrument 45-106 – Prospectus Exemptions as in effect on the date hereof and shall include in respect of a Person any body corporate, partnership, joint venture or other entity over which such Person exercises direction or control (as that term is used in such National Instrument);

“Superior Proposal” means any bona fide Acquisition Proposal from a Person who is an arm’s length third party to purchase or otherwise acquire directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, (i) not less than all of the Company Shares (other than Company Shares beneficially owned by the party making such Acquisition Proposal), or (ii) all or substantially all of the assets of Company and its Subsidiaries taken as a whole, that, in each case:

(a)	complies with Applicable Securities Laws and did not result from or involve a breach of this Agreement;

(b)	is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof;

(c)	is not subject to any due diligence condition or access condition;

(d)

is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to ensure the required funds or other consideration will be available to effect payment in full to complete such Acquisition Proposal;

(e)

the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel), (1) is reasonably capable of being completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Company Board, all legal, strategic, financial, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal, and (2) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), (A) result in a transaction more favourable from a financial point of view to the Company Shareholders (other than Purchaser and its affiliates) than the Arrangement (taking into consideration any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 7.2 where applicable) and (B) the failure to recommend such Acquisition Proposal to Company Shareholders would be inconsistent with the fiduciary duties of the Company Board;

(f)

in the event that the Company does not have financial resources to pay the Termination Payment, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide the Company with the cash required to pay the Termination Payment; and

(g)	the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall respect and accept to be bound by the terms and conditions of the Hexo Debenture;

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.2(6);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” means all reports, forms, elections, declarations, designations, schedules, agreements, statements, estimates, declarations of estimated tax, information statements, returns and all other similar documents required by Law to be filed with or provided to a Governmental Entity with respect to Taxes or Tax information reporting, including any claims for refunds of Taxes, and any amendments or supplements of the foregoing;

“Taxes” means, with respect to any person, (i) all supranational, federal, state, local, provincial, territorial branch or other taxes, including income taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services taxes, harmonized sales taxes, abandoned or unclaimed (escheat) taxes, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with instalments of any such taxes and any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and (ii) any liability for the payment of any amount described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Payment” has the meaning ascribed thereto in Section 7.3(2);

“Termination Payment Event” has the meaning ascribed thereto in Section 7.3(2);

“Third-Party Consents” means those consents and approvals set out in Section 28(c) of the Disclosure Letter;

“Transaction Personal Information” has the meaning ascribed thereto in Section 5.8;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Unsecured Convertible Debenture” means the 6.00% Unsecured Convertible Debenture due September 27, 2021 dated March 27, 2019 between Company and the holders thereof, as the same may be amended, supplemented or otherwise modified from time to time;

“Unsecured Convertible Note” means the unsecured convertible notes dated October 17, 2018 between Sun Pharm Investments Ltd. (as predecessor to Zenabis Investments Ltd.) and the holders thereof, as the same may be amended, supplemented or otherwise modified from time to time;

“Voting Support Agreements” means the voting support agreements, entered into contemporaneously herewith, between Purchaser and certain Locked-Up Shareholders, substantially in the form of Voting Support Agreement as set out in Schedule B hereto, as they may be amended, supplemented, restated or otherwise modified from time to time in accordance with their respective terms; and

“Zenabis Licences” means the licenses or permits issued by Health Canada to Company or any of its Subsidiaries pursuant to the Cannabis Act and Cannabis Regulations, as renewed and amended by Health Canada from time to time, which are related to the Company or its Subsidiaries’ Cannabis-related activities, including licences or permits to plant, grow, cultivate, extract, produce, process, store, destroy, sell, provide, ship, deliver, transport and/or distribute Cannabis, all of which are listed in Section 16 of the Disclosure Letter.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in lawful money of Canada and “$” refers to such lawful money of Canada.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.

1.7	Knowledge

Where the phrases “to the knowledge of Company” or “to Company’s knowledge” or “to the knowledge of Purchaser” or “to Purchaser’s knowledge” are used in respect of Company, the Company Subsidiaries, or Purchaser, as applicable, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Company and the Company Subsidiaries, the actual collective knowledge, after commercially reasonable inquiry regarding the relevant matters, of Shai Altman, Eric Rasmussen and all of the directors of the Company; and (b) in the case of Purchaser, the actual collective knowledge, after commercially reasonable inquiry, of Sébastien St-Louis, Trent MacDonald and Roch Vaillancourt, which individuals are respectively the Chief Executive Officer, the Chief Financial Officer and the General Counsel of Purchaser, in each case without personal liability.

1.8	Subsidiaries

To the extent any covenants or agreements contained herein relate, directly or indirectly, to a Company Subsidiary, each such provision shall be construed as a covenant by Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.9	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Arrangement Resolution
Schedule B	-	Voting Support Agreement
Schedule C	-	Plan of Arrangement
Schedule D	-	Representations and Warranties of Company
Schedule E	-	Representations and Warranties of Purchaser
Schedule F	-	List of Locked-Up Shareholders

1.10	Other Definitional and Interpretive Provisions

(a)

References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	References to “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,”.

(c)	The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)	Any reference to a Person includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns.

(e)	References to time are to local time, Vancouver, British Columbia.

(f)	Any terms defined in this Agreement and used in the Disclosure Letter or any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(g)

References to any agreement, contract, license, lease, indenture, arrangement or commitment are to that agreement, contract, license, lease, indenture, arrangement or commitment as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to any Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

(h)

References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

(i)	The term “made available”, in respect of documentation to be provided by Company to Purchaser under the terms hereof, means copies of the subject materials were included in the Data Room.

SECTION 2

THE ARRANGEMENT

2.1	Arrangement

Company and Purchaser agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, and in any case in sufficient time to permit the Meeting to be held by the date specified in Section 2.3(1), Company shall apply, in a manner acceptable to Purchaser, acting reasonably, pursuant to Section 291 of the BCBCA, in cooperation with Purchaser, and prepare, file and diligently pursue an application, for the Interim Order, which shall provide, among other things:

(a)	for the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

(b)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(c)	for confirmation of the record date in respect of the Meeting referred to in Section 2.3(1);

(d)

that the required level of approval for the Arrangement Resolution shall be 66 2⁄3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Meeting;

(e)

that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(f)	for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)	that the Meeting may be adjourned or postponed from time to time by Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(i)

except as required by Law, that the record date for the Company Shareholders entitled to notice of and to vote at the Meeting will not, unless agreed to in writing by the Purchaser and the Company, change in respect or as a consequence of any adjournment(s) or postponement(s) of the Meeting;

(j)

that it is Purchaser’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Purchaser Shares and Replacement Incentive Securities to be issued pursuant to the Arrangement (including those potentially issuable even after the Effective Date, including upon conversion or exercise of the Replacement Incentive Securities), based on the Court’s determination that the Arrangement is substantially and procedurally fair and reasonable to the Company Securityholders participating in the Arrangement; and

(k)	for such other matters as Purchaser may reasonably require, subject to obtaining the prior consent of Company, such consent not to be unreasonably withheld or delayed.

2.3	The Meeting

Subject to the terms and conditions of this Agreement and receipt of the Interim Order:

(1) Company shall convene and conduct the Meeting in accordance with the Interim Order, the Constating Documents, and applicable Laws as soon as reasonably practicable (provided that the Company shall use its commercially reasonable efforts to convene the Meeting on or before April 1, 2021 and in any event no later than April 15, 2021), for the purpose of considering the Arrangement Resolution. Except as required by applicable Law, or with the prior written consent of Purchaser, no other matter of business shall be considered at the Meeting; provided that, if Company is required by applicable Law to transact any other item of business at the Meeting, Company shall cause the Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the Meeting.

(2) Company shall, in consultation with Purchaser, fix (a) a record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Meeting in accordance with the Interim Order, the Constating Documents, and applicable Laws, and (b) the date for the Meeting.

(3) Except as required for quorum purposes or otherwise permitted or required under Section 7.1 or Section 7.2(10), this Agreement and the Interim Order, Company shall not adjourn, postpone or cancel (or propose, publicly announce or permit the adjournment, postponement or cancellation of) the Meeting, without the prior written consent of the Purchaser.

(4) Company shall give notice to Purchaser of the Meeting and allow Representatives of Purchaser to attend the Meeting.

(5) Company shall (a) solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including retaining the services of soliciting dealers or proxy solicitation services, acceptable to Purchaser, acting reasonably, if requested to do so in writing by Purchaser and at the Purchaser’s expense, and shall allow Purchaser to assist Company in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by the Company Shareholders, and (b) subject to Section 7.2, recommend to Company Shareholders that they vote in favour of the Arrangement Resolution and the completion of any other transaction contemplated by this Agreement. Purchaser shall assist Company in any solicitation contemplated in this Section 2.3(5); provided, however, that Company shall have no such obligations in the case of (a) and (b) where there has been a material breach by Purchaser of this Agreement that has not been cured.

(6) Company shall provide Purchaser with copies of, or access to, all information regarding the Meeting generated by any dealer or proxy solicitation services firm in the possession or control of Company or available to Company upon request, as may be reasonably requested from time to time by the Purchaser.

(7) Company shall promptly advise Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Contemplated Transactions or the Arrangement Resolution and, without limiting the foregoing, of any notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Company and, subject to applicable Laws, any written communications sent by or on behalf of Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution (and Company shall provide Purchaser with an opportunity to review and comment on any such written communications).

(8) Company shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless Purchaser shall have given its prior written consent to such payment, settlement offer or settlement, as applicable.

(9) Company will advise Purchaser as Purchaser may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Meeting, as to the aggregate tally of the proxies received by Company in respect of the Arrangement Resolution as well as any other information relevant to the voting at or conduct of the Meeting received by Company.

(10) Company agrees not to change the record date for the Company Shareholders entitled to receive notice of and to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law and, in such event, any new or amended record date must be acceptable to Purchaser, acting reasonably.

(11) At the reasonable request of Purchaser from time to time, Company shall provide Purchaser with a list (in both written and electronic form) of: (i) registered Company Shareholders, together with their addresses and respective holdings of Company Shares, and any geographical reports prepared by the Company’s transfer agent, or otherwise in possession of the Company; (ii) the names, addresses and holdings of all Persons having rights issued by Company or its Subsidiaries to acquire Company Shares (including the Convertible Securities), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares. Company shall from time to time require that its registrar and transfer agent as well as any information or solicitation agent furnish Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

2.4	The Circular

(1) As promptly as reasonably practicable following execution of this Agreement, Company shall (a) prepare and complete, in consultation with the Purchaser, the Circular together with any other documents required by the BCBCA and Applicable Securities Laws in connection with the Meeting and the Arrangement, (b) file the Circular in all Canadian jurisdictions where the same is required to be filed under applicable Laws, and (c) send the Circular as required under Applicable Securities Laws and the Interim Order, in each case so as to permit the Meeting to be held by the date specified in Section 2.3(1) in compliance with applicable Laws and the BCBCA.

(2) The Company shall ensure that the Circular complies in all material respects with applicable Laws and the Interim Order, does not contain any Misrepresentation (other than, in each case, with respect to: (a) any information furnished by or relating to the Purchaser, its affiliates and their respective Representatives, or derived therefrom, for inclusion in the Circular (including any pro forma financial information); (b) the Purchaser Public Documents included in or incorporated by reference into the Circular; and information related to Purchaser or derived from the materials described in clauses (a) and (b) above, if approved in writing by the Purchaser or its legal counsel (such exceptions, collectively, the “Purchaser Information”). Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the Fairness Opinion, (ii) a statement that the Company Board has received the Fairness Opinion and that the Company Board has, after receiving advice of outside legal and financial advisors, unanimously determined that the execution, delivery and performance of this Agreement is in the best interests of the Company and the Arrangement is fair to the Company Shareholders and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”), and (iii) a statement that the Locked-up Shareholders have entered into the Voting Support Agreements and have agreed to vote all their Company Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is contrary to the contemplated terms of the Arrangement.

(3) Prior to the printing of the Circular, Purchaser and Purchaser’s legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by Purchaser and by Purchaser’s legal counsel, provided that all Purchaser Information, the description of the background to the Arrangement and the summary of the terms, conditions and effects of the Arrangement must be in a form and content satisfactory to Purchaser, acting reasonably.

(4) Purchaser shall promptly provide Company with all necessary Purchaser Information that is required by Law or any Governmental Entity to be included by the Company in the Circular or other related documents and use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Circular and to the identification in the Circular of each such advisor and shall ensure that all Purchaser Information does not contain any Misrepresentation concerning the Purchaser, any of its Subsidiaries or the Purchaser Shares.

(5) Each Party shall promptly notify the other Party if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to any Person to whom the Circular was required to be mailed under Applicable Securities Laws and the Interim Order and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

2.5	Court Proceedings, Interim Order and Final Orders

Subject to the terms and conditions of this Agreement, Company shall diligently pursue, and Purchaser shall cooperate with and assist, in a timely manner and in good faith, the Company in seeking, the Interim Order and, provided that the Arrangement Resolution are approved, the Final Order. Company shall provide Purchaser and legal counsel to Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and reasonable consideration shall be given to any comments made by Purchaser and its legal counsel. Company will not agree to modify or amend materials so filed, except with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein will require Purchaser to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed materials that expands or increases Purchaser’s obligations, or diminishes or limits Purchaser’s rights or benefits, set forth in any such filed materials or under this Agreement or the Arrangement.

Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Company will not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Company is advised of the nature of any submissions not less than two days prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Company shall also provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance and evidence served on Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom or any shareholder, derivative or security holder or creditor action related to this Agreement or the transactions contemplated herein. Company shall reasonably consult with Purchaser with respect to the defence or settlement of any such shareholder, derivative or security holder or creditor action related to this Agreement or the transactions contemplated by this Agreement or any appeal from them, and no settlement thereof will be agreed to without the Purchaser’s prior written consent, such consent not to be unreasonably withheld.

Upon approval of the Arrangement Resolution at the Meeting, in accordance with the terms of the Interim Order, subject to the terms of this Agreement, Company shall forthwith take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Division 5 of Part 9 of the BCBCA and the terms of this Agreement, which application shall be in form and substance satisfactory to Purchaser and Company, each acting reasonably, and Company shall diligently take steps to ensure that the Final Order hearing is held as soon as reasonably practicable following the approval of the Arrangement Resolution at the Meeting and in any event not later than three Business Days after the Arrangement Resolution is passed at the Meeting. Company agrees that it will oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement and, if at any time after the issuance of the Final Order and prior to the Effective Date, Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Purchaser.

2.6	Company Securities

Subject to all other terms and conditions of this Agreement and the Plan of Arrangement, pursuant to the Arrangement, all Incentive Securities that are not exercised, whether conditionally or otherwise, prior to the Effective Time shall cease to represent an option or other right to acquire Company Shares and shall be exchanged at the Effective Time for Replacement Incentive Securities, all in accordance with the provisions of the Plan of Arrangement, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

2.7	Effective Date

(1) At the reasonable request of the Purchaser at any time and from time to time prior to the Effective Date, the Company shall amend the Plan of Arrangement, provided that no such amendment (i) is inconsistent with the Interim Order, the Final Order or this Agreement, (ii) is prejudicial to the Company or Company Shareholders or (iii) creates a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Key Regulatory Approval or the satisfaction of any other conditions set forth in Section 6.

(2) Subject to obtaining the Final Order, on the third (3rd) business day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, and subject to applicable Laws, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Time) set forth in Section 6, unless another time or date is agreed to in writing by the Parties (the “Effective Date”), the Contemplated Transactions shall occur and shall be deemed to have occurred at the Effective Time on the Effective Date in the order set out in the Plan of Arrangement without any further act or formality and from and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Laws, including the BCBCA. Closing of the Arrangement will take place electronically at the offices of Stikeman Elliott LLP, counsel to the Company, in Vancouver, British Columbia or at such other place as may be agreed to by the Parties.

2.8	Delivery of Consideration

Purchaser will, provided that all conditions precedent to the obligations of Purchaser and Company in Section 6 have been satisfied or waived, other than those conditions that are only capable of satisfaction at the Effective Time, (a) provide or cause to be provided, in escrow, the Depositary with an irrevocable direction for the issuance of sufficient Purchaser Shares to satisfy the Consideration (the terms and conditions of such escrow and direction to be satisfactory to the Company and the Purchaser, acting reasonably) and any treasury directions addressed to Purchaser’s transfer agent and registrar as may be necessary, in order to pay and deliver the aggregate Consideration as provided in the Plan of Arrangement, and (b) take all actions (including approval by the Purchaser Board and approval of the TSX and NYSE, as applicable) to (i) have granted all of the Replacement Incentive Securities, which grant shall automatically, and without any further action, approval, notice or otherwise of any Person, be effective upon the Effective Date, (ii) have authorized and allotted for issuance sufficient Purchaser Shares to be issued pursuant to the Company Warrants upon the payment therefor and (iii) have authorized and allotted for issuance sufficient Purchaser Shares to be issued pursuant to the Convertible Debentures upon conversion and payment therefor.

2.9	Tax Withholdings and Other Source Deductions

(1) Each of Company, Purchaser or any other Person that makes a payment hereunder shall be entitled to deduct and withhold from any consideration otherwise payable to any person pursuant to this Agreement or under the Plan of Arrangement, such amounts as Company, Purchaser or the Depositary, as the case may be, determines, acting reasonably, are required or permitted to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other applicable Laws or under the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld or deducted and are actually remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction or withholding was made.

(2) Each of the Purchaser, the Company or any other Person that makes a payment to any Company Shareholder under the Arrangement shall be authorized to sell or otherwise dispose of, on behalf of such Company Shareholder, such portion of the Purchaser Shares issuable to such Company Shareholder (if any) as it considers necessary to provide sufficient funds to enable it to deduct, withhold or remit any amount for purposes of Section 2.9(1) and such party shall notify the applicable Company Shareholder of the details of such disposition, including the gross proceeds and any adjustments to the proceeds, and remit any unapplied balance of the net proceeds of such sale to such Company Shareholder. For the avoidance of doubt, the reporting for Tax purposes of (and the payment of any Taxes arising from) any sale or disposition of Purchaser Shares on behalf of a Company Shareholder in accordance with this Section 2.9(2) shall be the responsibility of such Company Shareholder.

2.10	U.S. Securities Laws

The Parties agree that the Arrangement will be carried out with the intention that all securities issued to Company Securityholders on completion of or potentially issuable following the Arrangement in connection therewith will be issued by Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court, and the Court must approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b)

the Court will be advised, prior to the hearing required to approve the Interim Order, as to the intention of the Parties to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act for the issuance of all securities based on the Court’s approval of the Arrangement;

(c)

the Court will be required to find, before approving the Arrangement, that the terms and conditions of the Arrangement are fair procedurally and substantively to Company Securityholders participating in the Arrangement;

(d)

the Court will be required to hold a hearing before approving the fairness of the terms and conditions of the Arrangement, and such hearing must be open to every Company Securityholder to whom securities would be issued in the Arrangement;

(e)

prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Circular together with any other documents required by Law in connection with the Meeting;

(f)

Company will ensure that each Company Securityholder will be given adequate notice advising them of their right to attend the hearing of the Court at which the Court will consider the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(g)

holders of Incentive Securities entitled to receive Replacement Incentive Securities pursuant to the Arrangement will be advised that the Replacement Incentive Securities issued pursuant to the Arrangement (and underlying Purchaser Shares) have not been registered under the U.S. Securities Act and will be issued and exchanged by Purchaser in reliance on the exemption provided under Section 3(a)(10) under the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Incentive Securities; therefore, the Purchaser Shares issuable upon exercise of the Replacement Incentive Securities cannot be issued in the U.S. or to a person in the U.S. in reliance on the exemption under Section 3(a)(10) thereof and the Replacement Incentive Securities, may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(h)

Company Shareholders will be advised that the Purchaser Shares to be issued or issuable pursuant to the Arrangement in exchange for Company Shares (including upon exercise or conversion of Convertible Securities) have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and in the case of Company Shareholders that are, or, have been within 90 days of the Effective Date, affiliates of Purchaser, will be subject to restrictions on resale under the securities laws of the United States;

(i)

the Interim Order approving the Meeting will specify that each Company Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(j)

the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to Company Securityholders, after a hearing upon the fairness of the terms and conditions on which all persons to whom it was proposed to issue the securities had a right to appear (following such persons’ receipt of timely and adequate notice of the hearing, and without any improper impediments to their appearance at the hearing), and after a finding by the Court of such fairness;

(k)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and

(l)

the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the U.S. Securities Act, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Purchaser in connection with the Arrangement approved hereby”.

2.11	Adjustment of Consideration

Notwithstanding any restriction or any other matter in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Purchaser Shares shall have been changed into a different number of shares by reason of any split, consolidation or stock dividend of the issued and outstanding Purchaser Shares or similar event, then the Consideration to be paid per Company Share shall be appropriately adjusted to provide to Company Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Company Share.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

3.1	Representations and Warranties of Company

Except as disclosed in the Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purpose of) the representations and warranties of Company that are contained in the corresponding section of this Agreement), Company hereby represents and warrants to and in favour of Purchaser as set forth in Schedule D and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

3.2	Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, Company is delivering to Purchaser the Disclosure Letter required to be delivered pursuant to this Agreement, which sets out the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of Company contained in this Agreement. The disclosure of any item in the Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purpose of) the representations and warranties of Company that are contained in the corresponding section of this Agreement or where the relevance of that item is reasonably apparent on its face. Unless the context otherwise requires, words and expressions defined in this Agreement will have the same meanings in the Disclosure Letter and interpretation provisions and aids to construction set out in this Agreement shall apply to the Disclosure Letter. Unless the context otherwise requires, or a contrary intention appears, references in the Disclosure Letter to a designated article, section, or subsection or other subdivision by number or letter or both refer to the article, section, subsection or other subdivision, respectively, bearing that designation in this Agreement. Nothing in the Disclosure Letter shall be construed as establishing a standard of materiality. Nothing in the Disclosure Letter constitutes an admission of any liability or obligation of Company or any of the Subsidiaries to any third party, nor an admission against the interests of Company or any Subsidiary.

3.3	Survival of Representations and Warranties of Company

The representations and warranties of Company contained in this Agreement shall not survive the consummation of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms (provided all payments required to be made in connection with such termination have been fully paid).

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties of Purchaser

The Purchaser hereby represents and warrants to and in favour of Company as set forth in Schedule E and acknowledges that Company is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

4.2	Survival of Representations and Warranties of Purchaser

The representations and warranties of Purchaser contained in this Agreement shall not survive the consummation of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

SECTION 5

COVENANTS OF COMPANY AND PURCHASER

5.1	Covenants of Company Regarding the Conduct of Business

(1) Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, subject to the terms of this Section 5.1, it will conduct its business and will cause Company Subsidiaries to conduct their business in the ordinary course of business and in compliance with applicable Laws, and will use commercially reasonable efforts to preserve intact its present business organization and goodwill and assets, to keep available the services of its employees, consultants and contractors as a group, and to maintain satisfactory relationships with suppliers, employees, consultants, contractors, Governmental Entities and others having business relationships with Company and Company Subsidiaries, and, subject to applicable Laws, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), or as otherwise (i) expressly required or permitted by this Agreement or (ii) required by applicable Laws or any Governmental Entity, Company will, and will cause each of the Company Subsidiaries not to, directly or indirectly:

(a)

amend its articles, notice of articles, or bylaws or other comparable Constating Documents or the terms of any of its outstanding securities, including the Incentive Securities, the Company Warrants, the Convertible Debentures and any other outstanding debt securities;

(b)	split, combine, consolidate or reclassify any of its shares or undertake any other capital reorganization or amend the terms of its securities;

(c)

issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, any options (including for greater certainty Company Options), restricted share units, deferred share units, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of Company or any of its Subsidiaries (except for the issuance of Company Shares issuable upon the exercise of Convertible Securities outstanding on the date hereof) or redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any of its outstanding securities or any of the outstanding securities of its Subsidiaries, other than issuances of Company Shares up to an aggregate amount of $10,000,000 pursuant to the Company’s “at-the-market” offering under the Company’s prospectus supplement dated February 9, 2021, or Company Shares issued for cash consideration at or above the deemed dollar value of the Consideration;

(d)

without limiting the generality of Section 5.1(c), (i) authorize, approve, agree to issue, issue, grant or award any awards or options pursuant to the Incentive Securities Plan or take any action to approve, amend, agree to amend or waive any performance or vesting criteria or accelerate vesting of any awards or options outstanding under the Incentive Securities Plan, (ii) amend any provision of the Incentive Securities Plan, or (iii) adopt or implement any new stock option other incentive or benefits plan;

(e)

declare, set aside or pay any dividends on or make any other distributions on or in respect of its shares, or reduce capital in respect of its shares or the securities of any of its Subsidiaries or set aside funds or other assets for any dividend or otherwise payable by a Subsidiary, provided that Subsidiaries shall have the right to declare and pay dividends or other distributions to the Company or other Subsidiaries of the Company in a manner consistent with past practice;

(f)

reorganize, amalgamate, combine or merge Company or any of its Subsidiaries with any other Person, or acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets or shares of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(g)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than (i) pursuant to a contract in existence on the date hereof and disclosed in writing to Purchaser or (ii) pursuant to acquisitions in the ordinary course of business not in excess of $250,000 in purchase price;

(h)

incur, or commit to incur, capital expenditures other than capital expenditures up to the amount set forth in the capital plan that forms part of Company’s forecast as set forth in Section 5.1(1)(h) the Disclosure Letter and shall not delay or postpone the completion of such capital expenditures;

(i)

sell, lease, pledge option, encumber or otherwise dispose of, or commit to sell, lease, pledge option, encumber or otherwise dispose of, or allow any third party to encumber without contesting in good faith, any assets, securities, properties, interests or businesses or group of related assets, securities, properties, interests or businesses (through one or more related or unrelated transactions) except for assets which are obsolete and which individually or in the aggregate do not exceed $250,000 or inventory sold in the ordinary course of business;

(j)	enter into any joint venture or similar agreement, arrangement or relationship;

(k)	enter into or complete any transaction not in the ordinary course of business, except as expressly contemplated and expressly permitted by this Agreement;

(l)

enter into any “related party transaction” within the meaning of Multilateral Instrument 61-101— Protection of Minority Security Holders in Special Transactions, including those exempted from the formal valuation and/or minority approval requirements thereunder;

(m)

(i) incur or commit to incur any Indebtedness for borrowed money or issue any debt securities; (ii) incur or commit to incur, or guarantee, endorse or otherwise become responsible for, any other liability, obligation or indemnity or the obligation of any other Person; (iii) make any loans, capital contributions, investments or advances to any Person; or (iv) forgive, waive, renounce or amend the terms of any Indebtedness or obligation owing to Company or any Subsidiary by any other Person; in each case except as expressly contemplated and expressly permitted by this Agreement;

(n)

vary Company’s payment or collection practices in any material respect from Company’s past practices, offer to discount the amount of any account receivable, delay the payment of any account payable or extend any incentive (whether to an account debtor, an account creditor or any Company employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof;

(o)	make any changes to Company’s existing accounting policies or internal controls other than as required by applicable Laws or by IFRS;

(p)

pay, discharge or satisfy any material claims, liabilities or obligations other than (i) the payment, discharge or satisfaction, in the ordinary course of business or in accordance with their terms, of liabilities reflected or reserved against in the consolidated balance sheet of Company as at September 30, 2020 or incurred in the ordinary course of business since September 30, 2020, or in accordance with the terms of this Agreement, or the payment of a settlement or compromise permitted pursuant to Section 5.1(1)(x), (ii) the payment, discharge or satisfaction of liabilities that are expressly contemplated and expressly permitted by this Agreement, and (iii) the payment, discharge or satisfaction of fees, expenses and other charges of the Company Board, the Company Financial Advisor, advisors and service providers which are or become payable in connection with the negotiation and entering into of this Agreement and any of the Contemplated Transactions;

(q)

subject to Section 5.1(2)(n), prepay or repay any Indebtedness (whether on account of borrowed money, deferred purchase price of property or otherwise) before its scheduled maturity or amend, terminate, waive or otherwise modify the definitive documentation in respect of, or other terms and conditions of, any Indebtedness, except as expressly contemplated and expressly permitted by this Agreement;

(r)	terminate, or amend the terms of, the employment of any Company employee or the engagement of any consultant or contractor (other than any termination or amendment in the ordinary course of business) or hire any employee, consultant or other contractor receiving salary or guaranteed compensation in excess of $100,000 per year;

(s)

except as required by Law: (i) increase any severance, change of control or termination pay (or improvements to notice or pay in lieu of notice) to (or amend any existing arrangement with) any current or former Company employee or any current or former director, consultant, or independent contractor of the Company or any of its Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies with any current or former Company employee or any current or former director, consultant, or independent contractor of the Company or any of its Subsidiaries; (iii) increase the benefits payable under any employment agreements with any current or former Company employee or any current or former director, consultant, or independent contractor, of the Company or any of its Subsidiaries; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former Company employee or any current or former director, consultant, or independent contractor of the Company or any of its Subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any current or former Company employee or any current or former director, consultant, or independent contractor of the Company or any of its Subsidiaries, other than in the ordinary course of business, in the case of a Company employee who is not a director or officer of the Company; (vi) adopt any new Benefit Plan or any amendment or modification of an existing Benefit Plan; (vii) increase or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Benefit Plan; (viii) grant any equity, equity-based or similar awards; or (ix) reduce the Company’s or its Subsidiaries’ work force except in the ordinary course of business, or agree or promise to do any of the foregoing;

(t)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its affiliates from competing in any manner;

(u)	enter into or amend any Contract with any broker, finder or investment banker;

(v)

make any bonus or profit-sharing distribution or similar payment of any kind, except as may be required by the terms of a Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(w)

(i) enter into any non-arm’s length (as such term is used for the purpose of the Tax Act) agreement; (ii) amend or agree to amend the terms of any existing non-arm’s length agreement, or (iii) make any payment with respect to or in connection with a non-arm’s length agreement, in each case except as required thereby or pursuant to the terms hereof or waivers of payments that may become due upon a change of control;

(x)

subject to Section 5.2(2)(l), commence or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation that is material to Company and involving Company, its Subsidiaries or their respective material assets; nor waive, release, settle or compromise any such proceeding in a manner that could require a payment by, or release another Person of an obligation to, Company or any of its Subsidiaries in excess of $250,000 in aggregate and provided that any such waiver, release, settlement or compromise (i) provides only the payment of cash damages and not any other form of compensation or consideration, (ii) grants Company, its Subsidiaries and its Representatives a full release from such proceeding, and (iii) does not include any admission of liability or guilt or other admission by Company, its Subsidiaries or its Representatives;

(y)	enter into any interest rate, currency or equity swaps, hedges, derivatives or other similar financial instruments;

(z)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution, consolidation, reorganization or winding up of Company or any of its Subsidiaries;

(aa)	change or repeal its investment or risk management or other similar policies;

(bb)

propose or enter into any contract which would be a Material Contract if in existence on the date hereof (other than the renewal of a contract in existence on the date hereof on terms materially consistent with terms in existence on the date hereof) or terminate, fail to renew, cancel, waive, release, assign, grant or transfer any rights of material value or amend, modify or change in any material respect any existing Material Contract or agree or consent to any material agreement or material modification of existing agreements with any Governmental Entity, including in order to respond to any COVID-19 Measures;

(cc)

knowingly take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, or as proposed to be conducted, including, for greater certainty, the Zenabis Licences;

(dd)	abandon or fail to diligently pursue any application for any material licences, permits, Authorizations or registrations;

(ee)

enter into, amend or modify any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body other than in the ordinary course of business and upon reasonable consultation with the Purchaser;

(ff)

sell, assign, transfer, lease, exclusively license, abandon or permit to lapse, transfer or otherwise dispose of any Intellectual Property that is material to the Company and its subsidiaries taken as a whole, other than the expiration of Intellectual Property at the end of its statutory term;

(gg)	materially change its business or regulatory strategy;

(hh)

take any action in response to COVID-19 that is reasonably expected to have a cost or an adverse financial impact on the Company or any of its Subsidiaries of at least $250,000 or to otherwise result in a Material Adverse Change in respect of any of their respective business; or

(ii)

announce an intention, enter into any formal or informal agreement, or otherwise authorize, agree, resolve or make a commitment, whether or not in writing, to do any of the things prohibited by any of the foregoing subsections.

(2)	Company shall, and shall cause Company Subsidiaries to:

(a)

notify the Purchaser promptly, first orally and then in writing, of any notice or other communication from a customer alleging a defect or claim in respect of any products supplied or sold by Company or any of its Subsidiaries to a customer which is reasonably likely to be reflective of a material recurring product defect, to lead to a product recall or to form the basis for a potential class action recourse by customers;

(b)

notify the Purchaser promptly, first orally and then in writing, of any material change in relation to Company or any circumstance or development that, to the knowledge of Company, would, or could reasonably be expected to, constitute or result in a Material Adverse Change in respect of Company, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(c)

notify the Purchaser promptly, first orally and then in writing, of any oral or written communications, material and adverse to Company, with any creditor of or stakeholder in Company or Governmental Entity (including any Cannabis regulatory agency), and promptly provide Purchaser copies of all such written correspondence and any responses by Company thereto;

(d)

notify the Purchaser promptly, first orally and then in writing, of any oral or written communications with Health Canada, and promptly provide Purchaser copies of all such written correspondence and any responses by Company thereto;

(e)

duly and timely file all material forms, reports, schedules, statements and other disclosure documents required to be filed pursuant to any applicable corporate Laws and Applicable Securities Laws, in each case within the required applicable statutory or regulatory delays;

(f)

ensure that its audited annual consolidated financial statements to be filed in respect of the financial year ended December 31, 2020 contain an unqualified auditor’s opinion and report without any reservations therefrom;

(g)

use commercially reasonable efforts to cause its current insurance (or re-insurance) policies within its control or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)

at least 30 days before the anticipated Effective Date, provide written notice to notify the holder(s) of the Unsecured Convertible Debenture of the Contemplated Transactions in accordance with the terms thereof;

(i)

at least 30 days before the anticipated Effective Date, provide written notice to notify the holder(s) of the Secured Convertible Note and the Unsecured Convertible Note of the Contemplated Transactions in accordance with the terms thereof;

(j)

prior to the Effective Date, provide written notice to notify each holder of Company Warrants, and the warrant agent, if applicable, of the Contemplated Transactions in accordance with the terms of the applicable Company Warrant or warrant indenture;

Commercially sensitive and confidential information redacted.

(k)

promptly following the signature and announcement of this Agreement, take commercially reasonable efforts to (i) divest its shares in the capital of                                               such that neither Company nor its Subsidiaries shall own, directly or indirectly, any shares in the capital of                                               as at the closing of the Arrangement and (ii) terminate its participation in the                  USA;

(l)

promptly following the signature and announcement of this Agreement, file a motion for declaratory judgment to seek and obtain, prior to the closing of the Arrangement, a declaratory judgment confirming the matters set forth in the draft petition disclosed to the Purchaser in the Data Room;

(m)

promptly following the signature and announcement of this Agreement, take commercially reasonable efforts to obtain from Bank of Montreal the termination and release of the guarantee provided by Company (and its Subsidiaries, as applicable) in favour of Bank of Montreal in connection with the disposition of Bevo Farms Ltd. and its Subsidiaries (collectively, “Bevo”) in favour of Langley Propagation and Floral Company Ltd. announced on January 4, 2021 (the “Bevo Guarantee”), without any liability to Company and its Subsidiaries, such that Company and its Subsidiaries shall have no continuing direct or indirect obligations, contingent or otherwise, in respect of any liabilities, claims or indebtedness of Bevo to the Bank of Montreal, to the entire satisfaction of Purchaser;

(n)	promptly following the signature and announcement of this Agreement, take commercially reasonable efforts to either:

Commercially sensitive and confidential information redacted.

(i)

obtain funding in the amount of the “Total Commitment” (as such term is defined in the                 Credit Agreement) under the                 Credit Agreement in accordance with the terms and conditions of the             Credit Agreement (and, for greater certainty, without any amendment thereto or waiver or release from any provision thereof, except that the Company may amend the             Credit Agreement to extend the commitment thereunder, including by agreeing to a higher termination fee in consideration for the extension of the commitment thereunder), provided that such amendments are satisfactory to Purchaser in its sole and absolute discretion; or

(ii)	make other necessary arrangements satisfactory to Purchaser, in its sole and absolute discretion;

to be able to, prior to or concurrently with the closing of the transactions contemplated by this Agreement: (A) prepay (or repay) and discharge all amounts owing, due and outstanding and claimed by the holder of the Senior Secured Debenture to be owing, due and outstanding under the Senior Secured Debenture; (B) buy out and terminate the amended royalty payable under such Senior Secured Debenture; (C) obtain, in escrow, customary payoff letters and lien and guarantee releases evidencing the termination of such Senior Secured Debenture and all Encumbrances relating thereto and the effectiveness of the buy-out of such amended royalty as well as a comprehensive release from the holder of the Senior Secured Debenture in favour of Company and its Subsidiaries; and (D) definitely resolve any and all remaining adverse matters between Company and the holder of the Senior Secured Debenture; all of the foregoing to the satisfaction of Purchaser in its sole and absolute discretion;

(o)

promptly following signature and announcement of this Agreement, Company shall provide Purchaser with a detailed calculation and confirmation of (i) all amounts paid by Company or Zenabis Operations Ltd. to Bevo or Langley Propagation and Floral Company Ltd., as applicable, as at that date pursuant to the Langley Lease, and (ii) all amounts payable by the Company or Zenabis Operations Ltd., as applicable, under Section 2.8(b) of the Langley Lease in the event the rights in their favour set out in Section 2.8 thereof are exercised prior to June 30, 2021, which calculation and confirmation shall be true and correct in all respects;

(p)	continue to maintain the Real Property in accordance with past practices;

(q)

duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects, consistent with the Company’s existing procedures for preparing such Tax Returns and in a manner consistent with prior practice with respect to the treatment of specific items on the Tax Returns to the extent such treatment is reasonable in the circumstances except as otherwise required by Law. At least 30 days before to the due date of any such Tax Return, the Company shall provide the Purchaser with a substantially final draft of such Tax Return (the “Draft Return”). The Purchaser, their accountants and the Purchaser’s representative have the right to review, in a timely manner, the Draft Return and any working papers relating to its preparation. In particular, and without restricting the generality of the previous statement, the Company shall inform the Purchaser of any position taken in its Tax Returns with respect to existing or future Canadian COVID Programs;

(r)

to make adequate provision in its financial statements for Taxes which relate to any taxation year or part thereof ending or arising before the Effective Date or ending as a consequence of the Effective Date which are not yet due and payable and for which Tax Returns are not yet required to be filed;

(s)

in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;

(t)

not make, amend or rescind any material express or deemed election relating to Taxes, except: (a) as contemplated in this Agreement, or (b) with the consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed. In particular, and without restricting the generality of the previous statement, the Company shall obtain the consent of the Purchaser with respect to any future Canadian COVID Programs, such consent not to be unreasonably withheld, conditioned or delayed;

(u)

not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed;

(v)

not amend any Tax Return, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed;

(w)

not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2019, except as may be required by applicable Laws or IFRS;

(x)	as soon as practicable following the signature and announcement of this Agreement, provide the information to be disclosed in the Disclosure Letter under Section 33(f)(v) of Schedule D; and

(y)

keep the Purchaser reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental Entity or action involving the Company and its Subsidiaries (in each case other than ordinary course communications which could not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole).

5.2	Conduct of Business of the Purchaser

(1) The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Purchaser shall use commercially reasonable efforts to conduct its business in compliance with applicable Laws in all material respects and maintain and preserve intact its and its Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Purchaser or any of its Subsidiaries has material business relations and, except with the prior written consent of Company, such consent not to be unreasonably withheld, conditioned or delayed or as otherwise (i) expressly required or permitted by this Agreement or (ii) required by applicable Laws or any Governmental Entity, Purchaser will, and will cause each of its Subsidiaries not to, directly or indirectly:

(a)	split, consolidate, reclassify or amend the terms of the Purchaser Shares;

(b)	amend its articles of incorporation, by-laws or other Constating Documents in any manner that would have a material and adverse impact on the value of the Purchaser Shares;

(c)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser; or

(d)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

(2) Purchaser undertakes, within 90 days of the Effective Date, to increase the size of its board of directors by one director and cause one of the current directors of Company, selected by the Purchaser , to be appointed to Purchaser Board in accordance with Purchaser’s constating documents.

5.3	Covenants Regarding the Arrangement.

(1) Subject to Section 5.4, each of Company and Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, including:

(a)

using commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	using commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement;

(c)

using commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts in connection with the Arrangement or this Agreement, or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Purchaser and, other than as set forth in the Material Contracts, without paying, and without committing itself or the other Party to pay, any consideration or incur any additional expense, fee, liability or obligation without the prior written consent of the other Party, acting reasonably;

(d)

using commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)	using reasonable commercially reasonable efforts to continue to maintain its status as a “reporting issuer” (or similar designated entity) not in default under Applicable Securities

Laws in force in all provinces and territories of Canada where it is a reporting issuer as of the date hereof; and

(f)

not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2) Purchaser shall use its commercially reasonable efforts to obtain and maintain in force the Stock Exchange Approvals.

(3) Company shall promptly notify Purchaser of:

(a)	any Material Adverse Change in respect of Company;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)

any notice or other communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(d)

any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(e)

any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries.

(4) Company will, in all material respects, conduct itself so as to keep Purchaser fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of confidentiality obligation owed to a third party for which a waiver could not be obtained.

(5) Purchaser shall promptly notify Company in writing of:

(a)	any Material Adverse Change in respect of Purchaser;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)

any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its Subsidiaries; or

(d)

any notice or other communication from any Governmental Entity in connection with this Agreement (and Purchaser shall contemporaneously provide a copy of any such written notice or communication to Company).

5.4	Mutual Covenants Regarding Regulatory Approval Filings

(1) As soon as reasonably practicable after the date hereof, each Party, or where appropriate, both Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use commercially reasonable efforts to obtain and maintain, the Key Regulatory Approvals and such other Regulatory Approvals reasonably deemed by any of the Parties to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under Laws in connection with the Arrangement and this Agreement.

(2) In the case of the Competition Act Approval:

(a)

as soon as reasonably practicable (i) Purchaser shall file with the Commissioner a submission in support of a request for an ARC or in the alternative a No Action Letter in respect of the Contemplated Transactions; and (ii) the Parties shall each make a premerger notification filing under Part IX of the Competition Act in respect of the Contemplated Transactions. Each of Purchaser and Company shall pay one-half of the filing fee payable in respect of the Competition Act Approval;

(b)

the Purchaser and the Company shall provide to the Commissioner at the earliest practicable date all additional information, documents or other materials that may be requested by the Commissioner in connection with the Commissioner’s review of the Contemplated Transactions; and

(3) The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals required or desirable in connection herewith including by providing or submitting on a timely basis all documentation and information that is required, or in the opinion of the Purchaser, advisable, in connection with obtaining the Regulatory Approvals and using their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation.

(4) The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any material communication from any Governmental Entity in respect of the Arrangement or this Agreement, including the Competition Act Approval, and shall not make any submissions or filings, participate in any substantive meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement, including the Competition Act Approval, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any substantive communications or meetings. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, or, with respect to obtaining the Competition Act Approval, to protect information that a Party considers competitively sensitive, provided that the disclosing Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(5) Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation, or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Company shall, in consultation with and subject to the prior approval of the Purchaser, co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(6) The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(7) If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(8) The Parties shall use commercially reasonable efforts to obtain the Competition Act Approval provided that notwithstanding any other provision of this Agreement, Purchaser is under no obligation as a condition to obtaining the Competition Act Approval to offer, negotiate or agree to the sale, divestiture or disposition of any of its or its affiliates’ assets or businesses or the Company’s or the Subsidiaries’ assets or businesses after closing of the Arrangement, or to negotiate or agree to any interim or permanent hold separate order, or any form of undertakings with respect to, or other restrictions on, its assets or businesses or the Company or the Subsidiaries after closing of the Arrangement, and the Company shall not, without the Purchaser’s written consent, in the Purchaser’s sole and absolute discretion, discuss or commit to any divestiture transaction.

5.5	Access to Information; Confidentiality

(1) Subject to the Confidentiality Agreement and applicable Laws, the Company shall give the Purchaser and its Representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts and Leases, and (iv) senior personnel, so long as the access does not unduly interfere with the ordinary course conduct of the business of the Company and its Subsidiaries; and (b) such financial and operating data or other information with respect to the assets or business of the Company and its Subsidiaries as Purchaser from time to time reasonably requests. Without limiting the foregoing, and subject to the terms of any existing Contracts, the Company shall, upon the Purchaser’s request, facilitate discussions between the Purchaser and any third party from whom consent may be required.

(2) Each Party shall continue to afford the other Party and its Representatives access to the Data Room and the Purchaser Data Room, respectively.

(3) Investigations made by or on behalf of either Party, whether under this Section 5.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by a Party in this Agreement.

(4) The Parties acknowledge that the Confidentiality Agreement continues to apply and that any information provided under Section 5.5(1) and Section 5.5(2) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement.

(5) The Company acknowledges that it has reviewed the terms of the Voting Support Agreements, and in particular the provisions in Section 2.4 [Co-operation/Alternative Transaction] thereof. The Company further acknowledges and agrees that if this Agreement is terminated for any reason, then no provisions in the Confidentiality Agreement (including any “use” provisions) or any other agreement between the Parties will prohibit or restrict the Purchaser from directly or indirectly commencing a take-over bid for the Company Shares. The Company further agrees that in connection with any such take-over bid by the Purchaser, whether direct or indirect, the Company will issue a “deposit period news release” to shorten the initial deposit period to 35 days from the date of the take-over bid; provided, however, that the obligation to issue a “deposit period news release” shall not apply (a) where there has been a material breach by the Purchaser of this Agreement which has not been cured or a Material Adverse Change in respect of the Purchaser or

(b) where this Agreement has been terminated by the Company pursuant to Section 8.2(1)(d)(ii) or Section 8.2(1)(d)(iii), as applicable.

5.6	Pre-Acquisition Reorganization

(1) The Company agrees that, upon request of the Purchaser, the Company shall use all commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2) The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 5.6 unless such Pre-Acquisition Reorganization:

(a)

can be implemented immediately prior to the Effective Date and can be unwound in the event this Arrangement is not consummated without adversely affecting the Company in any material respect, provided, however, that Company shall only be entitled to avail itself of the foregoing if there is a demonstrable and reasonable basis for it to believe that, at the relevant time, all conditions precedent to the closing of the transactions contemplated by this Agreement shall not be satisfied other than due to or as a result of a breach by Company of any provision of this Agreement;

(b)	is not prejudicial to the Company or the Company Shareholders, as a whole, in any material respect;

(c)	does not materially interfere with the ongoing operations of the Company or any of its Subsidiaries;

(d)	does not result in (i) any material breach by the Company of any existing Material Contract or material commitment of the Company; or (ii) a breach of any Law;

(e)

has been approved or consented to by any Company Securityholders or creditors where their approval or consent is required, and Company shall use commercially reasonable efforts to so obtain any and all such required approvals and consents;

(f)	would not reasonably be expected to impede or delay the completion of the Arrangement in any material respect; and

(g)

would not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the Arrangement in the absence of any Pre-Acquisition Reorganization.

(3) Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least five (5) Business Days prior to the Effective Date. Upon receipt of such notice, if the conditions in Section 5.6(2) are satisfied, the Company and the Purchaser shall work cooperatively and use commercial reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after the Purchaser has waived or confirmed in writing that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied and that it is prepared to promptly without condition proceed to effect the Arrangement).

(4) Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request.

(5) Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation, warranty or covenant of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract) or if a condition for the benefit of the Purchaser has been satisfied. If the Arrangement is not completed, Purchaser shall indemnify and hold harmless Company, its Subsidiaries and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization requested by Purchaser, or to reverse or unwind any Pre-Acquisition Reorganization requested by Purchaser.

5.7	Securityholder Communications

Company and Purchaser shall agree on the text of joint press releases by which Company and Purchaser will announce (i) the execution of this Agreement which shall be issued promptly after entering into this Agreement, (ii) the issuances of the Interim Order and the Final Order, and (iii) the completion of the Arrangement. The Parties shall co-operate in the preparation of presentations, if any, to Company Shareholders regarding the Arrangement. Except as required by applicable Laws, neither Purchaser nor Company shall, and each shall cause its respective Representatives not to, issue any press release or otherwise make public announcements with respect to the Arrangement, this Agreement, or the financial condition, properties, assets or liabilities of Company without the approval of the other Party, such approval not to be unreasonably withheld, conditioned or delayed. In any event, each Party agrees to give prior notice to the other of any such public announcement relating to the Arrangement or this Agreement and agrees to consult with the other prior to issuing each such public announcement. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Each of Purchaser and Company shall file such press release, and Company shall file a material change report in prescribed form, with applicable Securities Authorities in each jurisdiction of Canada in which it is a reporting issuer (or equivalent) under Applicable Securities Laws. Without limiting the generality of the foregoing, Purchaser and Company acknowledge and agree that a copy of this Agreement will be filed on SEDAR following the execution thereof and that a copy of this Agreement will be filed with or furnished to the Unites States Securities and Exchange Commission by Purchaser.

5.8	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Purchaser shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the Contemplated Transactions. If Purchaser completes the Contemplated Transactions, Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Laws, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Company prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of Company’s business or to the carrying out of the purposes for which the Contemplated Transactions were implemented.

Company shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Purchaser shall cause its advisors to observe the terms of this Section 5.8 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement is terminated, Purchaser shall promptly destroy all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, in accordance with the terms of the Confidentiality Agreement.

SECTION 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement and the Contemplated Transactions are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)

the Arrangement Resolution shall have been approved and adopted by the Company Shareholders at the Meeting in accordance with the Interim Order and the holders of Company Securities other than Company Shares shall not be entitled to vote in such capacity in respect of the Arrangement or, if so entitled pursuant to the terms of the Interim Order, shall have approved the Arrangement at or prior to the Meeting;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Company or Purchaser, each acting reasonably, on appeal or otherwise;

(c)	each of the Key Regulatory Approvals shall have been obtained and each such Key Regulatory Approval shall be in force and shall not have been modified or rescinded;

(d)	no Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement; and

(e)	this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the mutual benefit of Purchaser and Company and may be asserted by Purchaser or Company regardless of the circumstances and may be waived by either Party (with respect to such Party) in its sole and absolute discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have.

6.2	Additional Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to complete the Contemplated Transactions shall also be subject to the prior satisfaction of the following conditions on or before the Effective Time, all of which are included for the sole benefit of Purchaser and any or all of which may be waived by Purchaser in whole or in part in its sole and absolute discretion without prejudice to any other right Purchaser may have under this Agreement:

(a)

the representations and warranties of Company set forth in this Agreement shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), in each case without regard to any materiality or Material Adverse Change qualifications contained therein, except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not result in, individually or in the aggregate, a Material Adverse Change in respect of Company, provided that the representations and warranties of Company in Sections 2, 3 and 6(a) of Schedule D shall be true in all respects as of the date hereof and as of the Effective Time other than for de minimis and inconsequential inaccuracies (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

and Purchaser shall have received a certificate of Company addressed to Purchaser and dated the Effective Date, signed on behalf of Company by two executive officers of Company (on Company’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)

all covenants of Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by Company in all material respects, and Purchaser shall have received a certificate of Company addressed to Purchaser and dated the Effective Date, signed on behalf of Company by two executive officers of Company (on Company’s behalf and without personal liability), confirming the same as of the Effective Time;

(c)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date hereof) any event that has resulted in a Material Adverse Change in respect of Company, and Purchaser shall have received a certificate, addressed to Purchaser and effective as at the Effective Time, signed on behalf of Company by two executive officers of Company (on Company’s behalf and without personal liability) to such effect;

(d)

the aggregate number of Company Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 5% of the aggregate number of Company Shares outstanding immediately prior to the Effective Time;

(e)

the current officers and directors of Company and each of its Subsidiaries shall have resigned as required by the Purchaser and corresponding written resignations and mutual releases between each such resigning officer or director and Company, in form and substance satisfactory to Purchaser, shall have been executed and delivered to Purchaser. To the extent any member of the board of directors of any Subsidiary is requested to not resign by Purchaser in order to satisfy requirements under the Cannabis Act or Cannabis Regulations and the retention of the Zenabis Licences, such board member shall agree to remain on the board of directors of such Subsidiary, provided that Purchaser shall (A) ensure such member is covered by the Purchaser’s director and officer indemnity insurance, (B) enter into a standard indemnity agreement with such member, and (C) take such action as necessary to replace such member in a timely manner if such member has requested to be removed from the board of such Subsidiary;

(f)

there shall be no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person other than the Purchaser or its Subsidiaries or the Company or its Subsidiaries or any of their respective affiliates or Representatives) pending or threatened in Canada or the United States to;

(i)	cease trade, enjoin or prohibit Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote the Company Shares;

(ii)

prohibit the Arrangement, or the ownership or operation by Purchaser or its Subsidiaries of a material portion of the business or assets of the Company or any of its Subsidiaries (taken as a whole), or compel Purchaser or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Purchaser and its Subsidiaries, Company or any of its Subsidiaries as a result of the Arrangement of the transactions contemplated by this Agreement; or;

(iii)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, result in a Material Adverse Change in respect of Company or Purchaser; and;

(g)

each of the Voting Support Agreements shall be in full force and effect and there shall not have occurred any breach of any covenant or agreement or any representation or warranty by the parties thereto other than Purchaser;

(h)	all Third-Party Consents shall have been obtained;

(i)

the Bevo Sale Transaction shall have been completed in accordance with the terms and conditions of the Bevo Sale Agreement with no amendment thereto or waiver or release from any provision therefrom whatsoever;

(j)	none of the Company or any of its Subsidiaries shall have any present or contingent liabilities, obligations or indebtedness whatsoever pursuant to the Bevo Guarantee;

Commercially sensitive and confidential information redacted.

(k)

(i) Company and its Subsidiaries shall have divested the entirety of their shares in the capital of                                               and evidence of such divestiture shall have been provided to Purchaser and (ii) evidence that Company and its Subsidiaries are no longer bound by the                   USA shall have been provided to the Purchaser;

(l)

Company shall have settled any and all material legal proceedings, actions, suits, claims, investigations or other proceedings existing as of the date hereof, including those disclosed to the Purchaser prior to the date of this Agreement, to the entire satisfaction of the Purchaser, other than any legal proceedings involving the holder of the Senior Secured Debenture;

(m)

all municipal, school, water sewage and other real estate, property and other similar Taxes payable by Company and its Subsidiaries in respect of the year ended December 31, 2020 shall have been paid in their entirety;

(n)

the issuance of any and all securities of Purchaser in connection with (including following) the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption; and

(o)

Company shall have delivered, or caused to be delivered, to Purchaser any other documents, agreements or other instruments as reasonably required by Purchaser to give necessary effect to the Arrangement.

6.3	Additional Conditions Precedent to the Obligations of Company

The obligations of Company to complete the Contemplated Transactions shall also be subject to the prior satisfaction of the following conditions on or prior to the Effective Date, all of which are included for the sole benefit of Company and any or all of which may be waived by Company in whole or in part in its sole and absolute discretion without prejudice to any other right Company may have under this Agreement:

(a)

the representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), in each case without regard to any materiality or Material Adverse Change qualifications contained in them, except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of

Purchaser or materially delay or materially impede the completion of the Arrangement, provided that the representations and warranties of Purchaser made as of a specified date (the accuracy of which shall be determined as of that specified date), and Company shall have received a certificate of Purchaser addressed to Company and dated the Effective Date, signed on behalf of Purchaser by two executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)

all covenants of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects, and Company shall have received a certificate of Purchaser addressed to Company and dated the Effective Date, signed on behalf of Purchaser by two executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as of the Effective Time;

(c)

subject to obtaining the Final Order and satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), Purchaser shall have deposited or caused to be deposited in escrow with the Depositary an irrevocable direction for the issuance of Purchaser Shares (the terms and conditions of such deposit and associated escrow to be satisfactory to Company and Purchaser, acting reasonably) in accordance with Section 2.8 required to effect payment and delivery in full of the aggregate Consideration to be paid in respect of Company Shares outstanding at the Effective Time pursuant to the Arrangement and the Depositary shall have confirmed to Company receipt of such Purchaser Shares; and

(d)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date hereof) any event that has resulted in a Material Adverse Change in respect of Purchaser, and Company shall have received a certificate, addressed to Company and effective as at the Effective Time, signed on behalf of Purchaser by two executive officers of Purchaser (on Purchaser’s behalf and without personal liability) to such effect.

SECTION 7

ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

(1) Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

(2) Notification provided under this Section 7.1 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3) Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.2(1)(c)(ii) and Company may not exercise its right to terminate this Agreement pursuant to Section 8.2(1)(d)(ii) unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, or incorrect representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party if such matter has not been cured by that date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting or the making of the application for the Final Order, unless the Parties agree otherwise, the Company shall postpone or adjourn the Meeting or delay making the application for the Final Order to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party (without causing any breach of any other provision contained herein).

7.2	Non-Solicitation, Superior Proposal, Right to Match

(1) Except as expressly provided in this Section 7.2, Company shall not, directly or indirectly, through any Representative or otherwise, and shall cause each of its Subsidiaries not to, directly or indirectly through any Representative or otherwise:

(a)

make, solicit, assist, initiate, promote, knowingly encourage or otherwise knowingly facilitate any inquiries, proposals or offers regarding, constituting or that would reasonably be expected to lead to, an Acquisition Proposal;

(b)

participate in any discussions or negotiations with any person (other than Purchaser or any of its Representatives) regarding, or furnish to any Person any information in connection with or otherwise cooperate with, assist or participate in, any effort or attempt to make an Acquisition Proposal or inquiries, proposals, expressions of interest or offers that may reasonably be expected to constitute or lead to an Acquisition Proposal, provided, however, that, for greater certainty, Company may advise any Person making an Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Company Board has so determined;

(c)

sign any confidentiality, non-disclosure, exclusivity or standstill agreement with any Person with respect to any transaction(s) or matter(s) that could potentially subsequently lead to or result in an Acquisition Proposal, other than a confidentiality agreement permitted by and in accordance with Section 7.2(5);

(d)

make, or propose publicly to make a Change in Recommendation or enter into any written agreement in respect of a Change in Recommendation other than a confidentiality and standstill agreement entered into in accordance with the terms of this Agreement;

(e)

release any Person (including, for greater certainty, any Person contacted prior to the date hereof and their Representatives) from, terminate, waive, amend or modify any provision of or otherwise fail to enforce specifically the terms and provisions of, any confidentiality, non-disclosure or standstill agreement to which it or any of its Subsidiaries is a party, provided that, for the avoidance of doubt, any release or deemed waiver from the standstill provisions of any such agreement in accordance with its terms as a consequence of the execution and delivery of this Agreement, without further agreement or action by Company or any of its Subsidiaries shall not constitute a breach of this Section 7.2(1);

(f)

accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding that may reasonably be expected to constitute or lead to an Acquisition Proposal (it being understood that, subject to Section 7.2(8)(iii), publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 7.2(1) provided the

Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five (5) Business Day period); or

(g)

enter into any agreement, arrangement or understanding requiring or incentivizing it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement is completed or in the event that it completes any other transaction with Purchaser or with an affiliate of Purchaser that is agreed to prior to any termination of this Agreement.

(2) Subject to the terms of this Section 7.2, from and after the date hereof, Company shall, and shall cause each of its Representatives to, immediately cease and cause to be terminated any solicitation, assistance, discussion, encouragement, negotiation or process with or involving any person (other than Purchaser or any of its Representatives) conducted prior to such time by Company or any of its Representatives with respect to or which could reasonably be expected to lead to an actual or potential Acquisition Proposal, whether or not initiated by Company or any of its Representatives and, in connection therewith, Company will discontinue, as of such time, access to any other third party to any data rooms (virtual or otherwise) made available by and under the control of Company in connection therewith (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information to any party outside of the ordinary course of business or as otherwise permitted in accordance with the terms of this Agreement). Company shall immediately request the return or destruction of all information provided to any third parties under any confidentiality agreements with Company or any of its Subsidiaries entered into in connection with an Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

(3) Company represents and warrants that Company has not, in the year prior to the date hereof, waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which Company or any Company Subsidiary is a party. Company covenants and agrees that Company shall take all necessary action to enforce each such confidentiality, standstill, nondisclosure, non-solicitation, non-competition, use, business purpose or similar agreement, restriction or covenant. Company further covenants and agrees not to and shall cause the Company Subsidiaries and the Representatives not to release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations under any confidentiality, standstill, non-disclosure, non-solicitation, non-competition, use, business purpose or similar agreement, restriction or covenant to which Company or any Company Subsidiary is a party without the prior written consent of Purchaser (which may be withheld or delayed in Purchaser’s sole and absolute discretion). Company shall enforce the standstill and permitted use provisions contained in any confidentiality agreement to which it or any of its Subsidiaries is a party, including by seeking injunctions to prevent any breaches thereof and to enforce specifically the terms and provisions thereof. Notwithstanding the foregoing, it is acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 7.2(3).

(4) Company shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Purchaser, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which may reasonably be expected to lead to an Acquisition Proposal or any amendment thereof or any request for non-public information relating to Company or any of its Subsidiaries or for access to properties, books and records or a list of securityholders of Company or any of its Subsidiaries, in each case in connection with a potential Acquisition Proposal. Such notice shall include a description of the material terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request (including confirmation as to whether such person was contacted by Company or its Representatives prior to the date of this Agreement), and shall include copies of all correspondence, proposals, inquiries, offers or requests if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such proposal, inquiry, offer or request, sent or made to Company by or on behalf of the person making any such Acquisition Proposal. Company shall promptly provide such other details of the proposal, inquiry, offer or request as Purchaser may reasonably request. At Purchaser’s request, Company shall keep Purchaser reasonably informed of the status, including any change to the price offered or any other material change to the terms, of any such proposal (including amendments and proposed amendments), inquiry, offer, request, development or negotiations, or any amendment to the foregoing, and will respond promptly to all inquiries by Purchaser with respect thereto.

(5) Notwithstanding Section 7.2(1), if from and after the date hereof and prior to obtaining the approval of the Arrangement Resolution by the Company Shareholders at the Meeting, Company or any of its Representatives receives, or otherwise become aware of, any written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal), or any proposal that could constitute or lead to an Acquisition Proposal, then Company and its Representatives may furnish information with respect to Company and its Subsidiaries to the Person(s) making such Acquisition Proposal and its Representatives, and engage in discussions and negotiations with respect to the Acquisition Proposal with, and otherwise cooperate or assist, the Person(s) making such Acquisition Proposal and its Representatives, if and only if:

(a)

the Company Board first determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and, after consultation with its outside counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties (notwithstanding the foregoing, the Purchaser acknowledges and agrees that the Company Board may contact the Person(s) making such Acquisition Proposal in advance of the Company Board making a determination that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal for the sole purpose of clarifying the terms and conditions of such Acquisition Proposal so as to determine whether it is, or could reasonably be expected to lead to, a Superior Proposal);

(b)

such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or its Subsidiaries;

(c)	the Acquisition Proposal did not arise, directly or indirectly, as a result of a violation by the Company, its Subsidiaries or its Representatives of this Section 7.2;

(d)

Company enters into a confidentiality and standstill agreement with such Person on customary terms, provided that: (i) such confidentiality and standstill agreement may allow such Person to make an Acquisition Proposal confidentially to the Company Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal; and (ii) such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with Company, may not prohibit Company from disclosing the material terms and identity of such Person for the purposes of compliance with Section 7.2(4) and may not otherwise restrict Company from complying with this Section 7.2; and

(e)

Company has: (i) provided prompt written notice to Purchaser of its decision to take such action; (ii) prior to providing any non-public information to such person Company provides a true, complete and final executed copy of the confidentiality and standstill referred to in Section 7.2(5)(d); and (iii) Purchaser is promptly provided (to the extent not previously provided) with any such non-public information provided to such person.

(6) If Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, Company may terminate this Agreement pursuant to Section 8.2(1)(d)(i) and accept and enter into any agreement, understanding or arrangement in respect of such Superior Proposal (other than a confidentiality agreement as described in Section 7.2(5)(d)) and/or withdraw or modify the Company Board Recommendation, if and only if:

(a)

the Person making the Superior Proposal was not prohibited from making such Superior Proposal, pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or its Subsidiaries;

(b)	the Superior Proposal, inquiry, proposal, offer or request did not arise, directly or indirectly, as a result of a violation by the Company of this Section 7.2;

(c)	Company has complied with its obligations under this Section 7.2;

(d)

the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel that the failure by the Company Board to recommend that the Company enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties;

(e)

Company has delivered written notice to Purchaser of the determination of the Company Board that such Superior Proposal constitutes a Superior Proposal and of the intention of the Company Board to accept, approve or recommend such Superior Proposal and/or of Company to enter into an agreement with respect to such Superior Proposal, together with a copy of the Superior Proposal and all documentation (including unredacted copies all agreements, arrangements, understandings, side letters, schedules and exhibits) comprising the Superior Proposal to the extent not previously provided and a summary setting forth Company’s valuation of any non-cash consideration included in the Superior Proposal together with detailed information concerning the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (collectively, the “Superior Proposal Notice”) such documents to be provided to Purchaser not less than five (5) Business Days prior to the proposed acceptance, approval or execution of the proposed agreement by Company;

(f)

at least five (5) Business Days shall have elapsed from the later of (i) the date the Superior Proposal Notice was received by Purchaser and (ii) the date on which Purchaser received a copy of the documentation referred to in Section 7.2(1)(f), which five clear business day-period is referred to herein as the “Right to Match Period”;

(g)

during any Right to Match Period, Purchaser has had the opportunity (but not the obligation), in accordance with Section 7.2(7), to offer to amend this Agreement and the Arrangement in order for such Superior Proposal to cease to be a Superior Proposal;

(h)

if Purchaser has offered to amend the terms and conditions of this Agreement during the Right to Match Period pursuant to Section 7.2(7), Company has determined in accordance with Section 7.2(7) that such Superior Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period;

(i)	Company terminates this Agreement and pays the Termination Payment as prescribed by Section 7.3(1); and

(j)	Company provides evidence to Purchaser that the person making such Superior Proposal has agreed to respect and accept to be bound by the terms and conditions of the Hexo Debenture;

(7) During the Right to Match Period or such longer period as the Company may approve in writing for such purpose, Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement and Company shall cooperate with Purchaser with respect thereto, including negotiating in good faith with Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. The Company Board will review any such offer made by Purchaser to amend the terms of the Arrangement and this Agreement made during the Right to Match Period or such longer period, as applicable, in order to determine, in good faith, in the exercise of its fiduciary duties after consultation with its outside legal counsel and financial advisors, whether Purchaser’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the Superior Proposal giving rise to the Right to Match Period ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period. If the Company Board determines that the Superior Proposal giving rise to the Right to Match Period would cease to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, and the Company shall promptly so advise the Purchaser and Company and Purchaser will amend the terms of this Agreement and the Arrangement and Company and Purchaser shall enter into an amendment to this Agreement reflecting the offer by Purchaser to amend the terms of the Arrangement and this Agreement so as to enable the Purchaser to proceed with the Contemplated Transactions on such amended terms and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(8) The Company Board will promptly and in any event (i) within five (5) Business Days reaffirm its recommendation of the Arrangement by press release after any Acquisition Proposal is publicly announced or made and the Company Board determines it is not a Superior Proposal, or (ii) during a Right to Match Period, no later than the expiry of the Right to Match Period, reaffirm its recommendation of the Arrangement by press release if the Company Board determines that a proposed amendment to the terms of the Arrangement pursuant to Section 7.2 would result in a Superior Proposal ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, and Purchaser has so amended the terms of the Arrangement in accordance with Section 7.2, or (iii) within two (2) Business Days reaffirm its recommendation of the Arrangement by press release after Purchaser, acting reasonably, requests reaffirmation of such recommendation by the Company Board, provided that in each case, Purchaser will be given a reasonable opportunity to review and comment on the form and content of any such press release.

(9) Each successive variation or other amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or otherwise constitutes a material amendment to the Acquisition Proposal will constitute a new Acquisition Proposal for purposes of Section 7.2 and Purchaser shall be afforded a new Right to Match Period in respect of such Superior Proposal from the later of the date on which the Purchaser receives from the Company (i) the Superior Proposal Notice in respect thereof; and (ii) a copy of the proposed definitive agreement for the new Superior Proposal.

(10) In the event Company provides a Superior Proposal Notice on a date which is less than ten (10) Business days prior to the Meeting, Company may, and Purchaser shall be entitled to require Company to, adjourn or postpone the Meeting to a date that is not more than ten (10) Business Days after the date the Superior Proposal Notice was received by Purchaser, provided that in no event shall such adjourned or postponed meeting be held on a date less than five (5) Business Days prior to the Outside Date and Company shall, in the event of an amendment of the terms of this Agreement pursuant to Section 7.2(7), ensure that the details of such amended Agreement are communicated to the Company Shareholders prior to the resumption of the adjourned or postponed Meeting.

(11) Nothing contained in this Section 7.2 shall limit in any way the obligation of Company to convene and hold the Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

(12) Nothing contained in this Agreement shall prevent the Company Board from complying with Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Applicable Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal that is not a Superior Proposal, in which case the Company Board shall be recommending against such Acquisition Proposal in the directors’ circular.

(13) Notwithstanding the foregoing and the terms of Section 5.7, nothing contained in this Agreement shall prohibit the Company from complying with its continuous disclosure obligations by announcing, during the Right to Match Period, the receipt by the Company of a Superior Proposal and the date of the expiry of the Right to Match Period. The Company will not be obligated to consult with the Purchaser with respect to the content of such public announcement prior to issuing such public announcement, but agrees to give prior notice to the Purchaser of any such public announcement.

(14) Without limiting the generality of the foregoing, Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Section 7.2 and any violation of the restrictions set forth in this Section 7.2 by Company and its Subsidiaries and their respective Representatives shall be deemed to be a breach of this Section 7.2 by Company.

7.3	Termination Payment

(1) Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Payment Event occurs, Company shall pay as directed by Purchaser in writing (by wire transfer of immediately available funds) the Termination Payment.

(2) For the purposes of this Agreement, “Termination Payment” means $6,000,000, and “Termination Payment Event” means the termination of this Agreement pursuant to:

(a)	Section 8.2(1)(c)(i) [Change in Recommendation] or Section 8.2(1)(d)(i) [Superior Proposal]; or

(b)

Section 8.2(1)(b)(i) [Outside Date] or Section 8.2(1)(b)(iii) [Shareholder Approval] either by Company or Purchaser, or Section 8.2(1)(c)(ii) [Company Breach] by Purchaser, and (i) following the date hereof and prior to the Meeting an Acquisition Proposal shall have been announced, offered, made by or otherwise disclosed by any person other than Purchaser or any affiliate, and (ii) an Acquisition Proposal is consummated within 12 months of termination of this Agreement, or a definitive agreement with respect to an Acquisition Proposal is entered within such 12-month period and such Acquisition Proposal is subsequently consummated, provided that for the purposes of this paragraph 7.3(2)(b), all references to “20%” in the definition of “Acquisition Proposal” in Section 1.1 shall be changed to “50%”.

(3) If a Termination Payment Event occurs due to a termination of this Agreement by Company pursuant to Section 8.2(1)(d)(i) [Superior Proposal], the Termination Payment shall be paid simultaneously with the occurrence of such Termination Payment Event. If a Termination Payment Event occurs due to a termination of this Agreement by Purchaser pursuant to Section 8.2(1)(c)(i) [Change in Recommendation], the Termination Payment shall be paid within two (2) business days following such Termination Payment Event. If a Termination Payment Event occurs in the circumstances set out in Section 7.3(2)(b), the Termination Payment shall be paid simultaneously with the consummation of the applicable Acquisition Proposal referred to therein.

(4) Upon written notice to Company, Purchaser may assign its right to receive the Termination Payment to any of its Subsidiaries or affiliates.

(5) Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Contemplated Transactions and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the amount of the Termination Payment set out in this Section 7.3 is in respect of liquidated damages representing a genuine pre-estimate of the damages which Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is neither a penalty nor a form of punitive damages. Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. Nothing contained in this Section 7.3(5), and no payment of any such amount, shall relieve or have the effect of relieving Company in any way from liability for damages incurred or suffered by Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional, wilful or fraudulent making of a representation or intentional or wilful non-compliance with a covenant of this Agreement; and provided further that Purchaser may first seek the remedies provided for in Section 9.5 and in so doing shall not in any respect waive its right to seek relief under this Section 7.3.

7.4	Expense Reimbursement

(1) In the event of termination of this Agreement by Company in accordance with Section 8.2(1)(d)(ii) [Purchaser Breach], Purchaser shall pay, within three (3) Business Days of the termination of this Agreement, a payment of $1,000,000 to Company as reimbursement for the costs and expenses incurred by Company with respect to the Arrangement.

(2) Subject to Section 7.4(3), in the event of termination of this Agreement by either Company or Purchaser in accordance with Section 8.2(1)(b)(iii) [Shareholder Approval] or by Purchaser in accordance with Section 8.2(1)(c)(ii) [Company Breach], Company shall pay, within three (3) Business Days of the termination of this Agreement, a payment of $1,000,000 to Purchaser as reimbursement for the costs and expenses incurred by Purchaser with respect to the Arrangement.

(3) No amount shall be paid or payable by Company under Section 7.4(2) if Company has paid the Termination Payment payable pursuant to Section 7.3.

(4) In the event Company makes any payment under Section 7.4(2) and is then required to pay the Termination Payment, the amount paid under Section 7.4(2) will be credited towards payment of the Termination Payment.

(5) Except as otherwise expressly provided in this Agreement, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement whether or not the Arrangement is consummated.

SECTION 8

TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms (except to the extent any provisions are specifically noted herein as surviving the termination of this Agreement).

8.2	Termination

(1) This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time:

(a)	by mutual written agreement of Purchaser and Company, duly authorized by the board of directors of each;

(b)	by either Company or Purchaser, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(1)(b)(i) shall not be available to any such Party whose failure to fulfill any of its obligations or a breach by such Party of any of its representations or warranties, has been the principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)

after the date hereof, an action, suit, demand or proceeding shall have been taken or threatened by any Governmental Entity or any other person or a Governmental Entity shall have enacted, issued, promulgated, applied for (or advised either Purchaser or Company in writing that it has determined to make such application), made any order or enforced or entered (or amended) any Law (whether temporary, preliminary or permanent), in each case, (A) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement or the Contemplated Transactions, or (B) which, if the Arrangement were completed, would result in, or would be reasonably likely to result in, a Material Adverse Change in respect of the other Party, provided that the Party seeking to terminate this Agreement shall have used commercially reasonable efforts to prevent the entry of or remove or lift such prohibition or injunction and is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(a) (Representations and Warranties), Section 6.3(a) (Representations and Warranties), Section 6.2(b) (Performance of Covenants) or Section 6.3(b) (Performance of Covenants), as applicable, not to be satisfied; or

(iii)

the Arrangement Resolution shall have failed to receive the requisite vote of the Company Shareholders for approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order and applicable Laws and at or prior to the Meeting by any other Company Securityholders if so required by the Interim Order or applicable Laws; provided that a Party may not terminate this Agreement pursuant to this Section 8.2(1)(b)(iii) if the failure of the Arrangement Resolution to be passed by the Company Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under this Agreement;

(c)	by Purchaser, if:

(i)

prior to obtaining the approval of the Arrangement Resolution by the Company Shareholders, any of the following shall have occurred: (A) the Company Board shall have effected a Change in Recommendation; (B) Company Board approves, recommends or authorizes Company to enter into a written agreement (other than a confidentiality and standstill agreement as contemplated in Section 7.2(5)) concerning a Superior Proposal; or (C) Company breaches Section 7.2 in any material respect; or

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 7.1(3), provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iii)	any event occurs as a result of which the condition set forth in Section 6.2(d) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

(iv)	since the date of this Agreement, there has occurred a Material Adverse Change in respect of Company;

(d)	by Company, if:

(i)

prior to obtaining the approval of the Arrangement Resolution by the Company Shareholders, the Company Board authorizes Company, subject to complying with the terms of Section 7.2 and Section 7.3(1), to approve, accept or enter into any agreement, understanding or arrangement concerning a Superior Proposal (other than a confidentiality agreement as described in Section 7.2(5)) and that prior to or concurrent with such termination Company pays the Termination Payment in accordance with Section 7.3(3);

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 7.1(3); provided that Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iii)	since the date of this Agreement, there has occurred a Material Adverse Change in respect of Purchaser.

(2) The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(1)(a)) shall give written notice of such termination to the other Party specifying in reasonable detail the basis for such Party’s exercise of its termination right.

8.3	Effect of Termination

If this Agreement is terminated pursuant to Section 8.1 or Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party hereto, except that (i) the provisions of Section, Section 5.5(5), Section 7.3, Section 7.4, this Section 8.3, Section 8.4 and Sections 9.3 to 9.14 (including all related definitions and interpretation provisions set forth herein) shall survive such termination, (ii) the provisions of the Confidentiality Agreement shall survive such termination and (iii) neither the termination of this Agreement nor anything contained in this Section 8.3 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by any other Party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a fraudulent representation or intentional or wilful non-compliance with a covenant of this Agreement.

8.4	Waiver

(1) At any time prior to the termination of this Agreement pursuant to Section 8.2, any Party may (i) extend the time for the performance of any of the obligations or other acts of any other Party or (ii) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(2) No waiver of any of the provisions of this Agreement by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

SECTION 9

GENERAL PROVISIONS

9.1 Insurance, Indemnification and Waiver

Commercially sensitive and confidential information redacted.

(1) Purchaser acknowledges and agrees that Company shall prior to the Effective Time purchase customary directors’ and officers’ run-off insurance providing protection not less favourable than the protection provided by the policies maintained by Company and its Subsidiaries as are in effect immediately prior to the Effective Time providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date from an insurance carrier with the same or better credit rating as Company’s current insurance carriers with respect to directors’ and officers’ insurance for all present and former directors and officers of Company and directors and officers its Subsidiaries providing coverage for a period of not less than six years from the Effective Time; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed          of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries, and the Purchaser shall, or shall cause the Company to maintain such run-off policies in effect without any reduction in scope or coverage.

(2) Purchaser shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are contained in the Constating Documents of the Company or disclosed in the Data Room, and acknowledges that such rights, to the extent that they are disclosed in the Data Room, shall survive unamended the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3) If Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Company or its Subsidiaries) assumes all of the obligations set forth in this Section 9.1.

(4) This Section 9.1 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the present and former directors and officers of Company, its Subsidiaries and their respective heirs, executors, administrators and personal representatives (the “Indemnified Persons”) and shall be binding on Purchaser, Company, its Subsidiaries and their respective successors and assigns, and, for such purpose, Company hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

9.2	TSX Delisting

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Shares listed on the TSX to be de-listed from the TSX with effect promptly following the acquisition by Purchaser of the Company Shares pursuant to the Arrangement.

9.3	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed to:

(a)	if to Company:

Zenabis Global Inc.

Corporate Office, Suite 400

1152 Mainland Street

Vancouver, BC V6B 4X2

Attention:             Chief Executive Officer

Telephone:           (604) 218-2920

E-mail:                 shai.altman@zenabis.com

with a copy (which shall not itself constitute notice) to:

Stikeman Elliott LLP

666 Burrard Street, Suite 1700

Vancouver, BC V6C 2X8

Attention:             Michael Urbani

Telephone:           (604) 631-1340

Email:                  murbani@stikeman.com

(b)	if to Purchaser:

Hexo Corp.

3000 Solandt Rd

Kanata, ON K2K 2X2

Attention:             General Counsel

Telephone:           (416) 315-0338

E-mail:                 roch.vaillancourt@hexo.com

with a copy (which shall not itself constitute notice) to:

Norton Rose Fulbright Canada LLP

1 Place Ville Marie, Suite 2500

Montreal, QC H3B 1R1

Attention:             Amar Leclair-Ghosh / Elliot Shapiro

Telephone:           (514) 847-4612 / (514) 847-4516

E-mail:                 amar.leclair-ghosh@nortonrosefulbright.com /

                              elliot.shapiro@nortonrosefulbright.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

9.4	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any dispute, claim or other matter arising under this Agreement.

9.5	Injunctive Relief and Specific Performance

The Parties agree that irreparable damage would occur for which money damages would not be an adequate remedy at Law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by Company, on the one hand, or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Company, on the one hand, and Purchaser, on the other hand, shall be entitled without the requirement to post a bond or other security to an injunction or injunctions and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement. The Parties further agree that (i) by seeking the remedies provided for in this Section 9.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.5 shall require any party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.5 prior or as a condition to exercising any termination right under Section 8 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 8 or pursue any other remedies under this Agreement that may be available then or thereafter.

9.6	Time of Essence

Time shall be of the essence in this Agreement.

9.7	Entire Agreement, Binding Effect

This Agreement, including the Schedules hereto, the Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and cancel and supersede all such prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties including the Letter of Intent. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement and the Confidentiality Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.8	Assignment

This Agreement shall not be assigned by operation of Law or otherwise other than as expressly permitted by this Agreement. This Agreement may be not be assigned by Purchaser without the prior written consent of Company. Purchaser may assign, without the consent of Company, all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a Subsidiary of Purchaser, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and provided for greater certainty that the definition of Purchaser Shares shall not be affected by any such assignment.

9.9	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Contemplated Transactions are fulfilled to the fullest extent possible.

9.10	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

9.11	No Third-Party Beneficiaries

This Agreement is not intended to confer on any person other than the Parties, any rights or remedies, except that the provisions of Section 9.1 are (i) intended for the benefit of the persons specified therein as and to the extent applicable in accordance with their terms, and will be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives and until the Effective Time Company will hold such rights and benefits in trust for and on behalf of such persons and Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such persons as directed by such persons, and (ii) in addition to, and not in substitution for, any other rights that such persons may have by contract or otherwise.

9.12	No Liability

No director or officer of Purchaser shall have any personal liability whatsoever to Company or any third-party beneficiary under this Agreement and the Plan of Arrangement or any other document delivered in connection with the Contemplated Transactions on behalf of Purchaser. No director or officer of Company shall have any personal liability whatsoever to Purchaser under this Agreement and the Plan of Arrangement or any other document delivered in connection with the transactions contemplated hereby on behalf of Company.

9.13	Counterparts, Execution

This Agreement may be executed in counterparts, each of which shall be deemed to be original and both of which taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF email transmission or similar executed electronic copy of this Agreement, and such facsimile, PDF email transmission or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

9.14	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions precedent herein contained.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Purchaser and Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HEXO CORP.

By:	(signed) Sebastien St-Louis
Name: Sebastien St-Louis
Title: CEO

By:	(signed) Trent MacDonald
Name: Trent Mac Donald
Title: CFO

ZENABIS GLOBAL INC.

By:	(signed) Daniel Burns
Name: Daniel Burns
Title: Chairman

Signature Page – Arrangement Agreement

Schedule A

Arrangement Resolution

BE IT RESOLVED THAT:

(1)

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Zenabis Global Inc. (the “Corporation”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated March [●], 2021 of the Corporation accompanying the notice of this meeting and as it may be amended, modified or supplemented in accordance with the arrangement agreement dated February 16, 2021 between the Corporation and Hexo Corp. (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”), is hereby authorized, approved and adopted.

(2)

The plan of arrangement of the Corporation (the “Plan of Arrangement”), as it may be amended, modified or supplemented in accordance with its terms and the Arrangement Agreement, the full text of which is set out in Appendix “[●]” to the Circular, is hereby authorized, approved and adopted.

(3)

The (i) Arrangement Agreement and all related transactions contemplated therein, (ii) actions of the directors of the Corporation in approving the Arrangement and Arrangement Agreement, and (iii) actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)

The Corporation is hereby authorized to apply for a final order from the Supreme Court of British Columbia, or other court as applicable to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented).

(5)

Notwithstanding that this resolution has been passed (and the Arrangement approved and adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia, or other court as applicable, the directors of the Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement but solely to the extent permitted thereby, and (ii) subject to the express terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(6)

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver such documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Schedule A - 1

Schedule B

Voting Support Agreement

See attached.

Schedule B - 1

SCHEDULE B

FORM OF VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of February 16, 2021 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of the Province of Ontario

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Zenabis Global Inc. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) pursuant to the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares and Convertible Securities (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Company or any Subsidiary of the Company.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement Resolution and the transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section

2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder will and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder;

(e)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(f)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(g)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as Company Securityholders to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(h)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(i)

as soon as practicable following the mailing of the Circular and in any event at least ten (10) Business Days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the approval, consent, ratification and adoption of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the approval, consent, ratification and adoption of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution). The Shareholder shall not take, or permit any Person on its behalf to take, any action to revoke, withdraw, amend or invalidate any proxy deposited or voting instruction form submitted or cast pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have, unless the Shareholder has obtained the written consent of Purchaser or this Agreement has been terminated in accordance with its terms.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that its affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies or voting instructions heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies or voting instructions delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

(a)

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Securities on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Securities to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Securities from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

(b)

In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, and all covenants, representations and warranties of each of the parties in this Agreement shall be and shall be deemed to have been made, mutatis mutandis, in respect of the Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities, or securities convertible into or exchangeable or exercisable for securities, of the Company or any of its affiliates and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of the Company. The Shareholder is and will be immediately prior to the Effective

Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement. There are no shareholders’ agreements, voting trusts or other agreements, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement, affecting the Subject Securities or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such securities.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Ontario and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)	the Arrangement Agreement is terminated in accordance with its terms.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his, her or its capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a Subsidiary of Purchaser, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

Hexo Corp.

3000 Solandt Road

Kanata, Ontario K2K 2X2

Attention:             General Counsel

Telephone:           (416) 315-0338

E-mail:                 roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

1 Place Ville

Suite 2500

Montreal, Quebec H3B 1R1

Attention:             Amar Leclair-Ghosh / Elliot Shapiro

Telephone:           (514) 847-4612 / (514) 847-4516

E-mail:                 amar.leclair-ghosh@nortonrosefulbright.com /

                              elliot.shapiro@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:
Name:
Title:

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Facsimile:

Signature Page - Voting Support Agreement - ●

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants	Number of Company RSUs	Number of Company DSUs

Schedule C

Plan of Arrangement

See attached.

Schedule C - 1

SCHEDULE C

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Affected Person” has the meaning ascribed thereto in Section 6.3;

“Arrangement” means an arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.14 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court either in the Interim Order or Final Order with the written consent of Company and Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of February 16, 2021 between Company and Purchaser, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and with the contents of Schedule A to the Arrangement Agreement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Interim Order with the consent of Company and Purchaser, each acting reasonably;

“BCBCA” means the Business Corporations Act (British Columbia);

“Broker” has the meaning ascribed thereto in Section 6.3;

“Business Day” means any day (other than a Saturday, a Sunday or a statutory or civic holiday) on which commercial banks located in Vancouver, British Columbia and Ottawa, Ontario are open for the conduct of business;

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference in such management information circular, to be sent to, among others, the Company Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company” means Zenabis Global Inc., a corporation existing under the laws of the Province of British Columbia;

“Company DSUs” means the deferred share units granted under and/or governed by the Incentive Securities Plan which are outstanding as of the Effective Time;

“Company Options” means the options to purchase Company Shares granted under and/or governed by the Incentive Securities Plan which are outstanding as of the Effective Time;

“Company RSUs” means the restricted share units granted under and/or governed by the Incentive Securities Plan which are outstanding as of the Effective Time;

“Company Securities” means, collectively, the Company Shares and the Convertible Securities;

“Company Securityholders” means the holders of the Company Securities;

“Company Shareholders” means the registered or beneficial holders of the Company Shares immediately prior to the Effective Time;

“Company Shares” means the common shares in the capital of Company, including common shares issued prior to completion of the Arrangement on the conversion, exchange, exercise or settlement of Convertible Securities;

“Company Warrants” means the warrants of the Company, each of which entitles the holder to purchase one Company Share which are outstanding as of the Effective Time, whether issued under the Warrant Indentures or evidenced by one or more Warrant Certificates;

“Consideration” means the consideration to be received by Company Shareholders pursuant to the Plan of Arrangement as consideration for each Company Share that is issued and outstanding immediately prior to the Effective Time, consisting of 0.01772 of a Purchaser Share per one (1) Company Share;

“Convertible Securities” means, collectively, the Incentive Securities and the Company Warrants;

“Court” means the Supreme Court of British Columbia;

“Depositary” means TSX Trust Company, in its capacity as depositary for the Arrangement, or such other entity chosen by agreement in writing by the Parties to act as depositary for the Arrangement;

“Dissent Rights” has the meaning specified in Section 4.1(a);

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

“Effective Date” means the date upon which the Arrangement is consummated and becomes effective, as set out in Section 2.7 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Company and Purchaser agree to in writing before the Effective Date;

“Exchange Ratio” means 0.01772;

“Final Order” means the final order of the Court, in a form acceptable to Company and Purchaser, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Company and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Company and Purchaser, each acting reasonably) on appeal;

“Former Company Shareholders” means, at and following the Effective Time, the registered holders of Company Shares immediately prior to the Effective Time;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Toronto Stock Exchange and NYSE American LLC), and “Governmental Entities” means more than one Governmental Entity;

“Incentive Securities” means collectively the Company Options, Company DSUs and Company RSUs, and “Incentive Security” shall mean any one of them;

“Incentive Securities Plan” means the omnibus incentive plan approved by the shareholders of the Company on June 25, 2019 and any amendments thereto and restatements thereof and any predecessor option plans or contracts pursuant to which options, deferred share units and restricted share units to purchase or receive, as applicable, Company Shares were granted and are outstanding;

“Interim Order” means the interim order of the Court, in a form acceptable to Company and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of Company and Purchaser, each acting reasonably;

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, guidelines, policies or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Letter of Transmittal” means the letter of transmittal to be forwarded by Company to the Company Shareholders together with the Circular or such other equivalent form of letter of transmittal acceptable to Purchaser acting reasonably;

“Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, defect in title, covenants, adverse interest, adverse claim, easement, right of way or other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution among other things;

“Parties” means, together, Company and Purchaser, and “Party” means either of them;

“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of Company and Purchaser, each acting reasonably;

“Purchaser” means HEXO Corp., a corporation existing under the laws of the Ontario;

“Purchaser Shares” means common shares in the capital of Purchaser;

“Replacement DSUs” means deferred share units granted by Purchaser in replacement of Company DSUs on the basis set forth in Section 3.1(d);

“Replacement Options” means option granted by Purchaser in replacement of Company Options, on the basis set forth in Section 3.1(c);

“Replacement RSUs” means restricted share units granted by Purchaser in replacement of Company RSUs, on the basis set forth in Section 3.1(d);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Warrant Certificate” means a certificate issued by Company evidencing the issuance by Company of a Company Warrant;

“Warrant Indentures” means (i) the Warrant Indenture dated December 23, 2020 between Company and Computershare Trust Company of Canada and (ii) the Warrant Indenture dated April 17, 2019 between Company and Computershare Trust Company of Canada; and

“Withholding Obligations” shall have the meaning ascribed thereto in Section 6.3.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections, paragraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, Subsection, paragraph or clause by number or letter or both refer to the Article, Section, Subsection, paragraph or clause, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in lawful money of Canada and “$” refers to such lawful money of Canada.

1.6	Other Definitional and Interpretive Provisions

(a)

References in this Plan of Arrangement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	References to “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,”.

(c)

The words “hereof”, “herein” and “hereunder” and words of like import used in this Plan of Arrangement shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement.

(d)	References to time herein or in any Letter of Transmittal are to local time, Vancouver, British Columbia.

(e)

References to any agreement, contract, license, lease, indenture, arrangement or commitment are to that agreement, contract, license, lease, indenture, arrangement or commitment as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to any Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

(f)

References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

Article 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall become effective, and be binding on Purchaser, Company, Company Shareholders (including Dissenting Shareholders), all holders and beneficial owners of Convertible Securities, the registrar and transfer agent in respect of the Company Shares and the Purchaser Shares and the Depositary, in each case without any further action or formality required on the part of any Person.

Article 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, each of the following shall occur and shall be deemed to occur sequentially on the Effective Date, in the following order, without any further act or formality required on the part of any person:

(a)	each outstanding Company Share held by a Dissenting Shareholder shall be deemed to have been transferred by the holder thereof to Purchaser free and clear of any Liens of any kind whatsoever, and:

(i)

each such Dissenting Shareholder shall cease to be the holder of such Company Shares and to have any rights as a Company Shareholder other than the right to be paid the fair value of such Company Shares in accordance with Article 4 hereof;

(ii)	each such Dissenting Shareholder’s name shall be removed as the holder of such Company Shares from the register of Company Shareholders maintained by or on behalf of Company;

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares free and clear of any Liens of any kind whatsoever (other than the right to be paid fair value for such Company Shares as set out in Section 4.1), and shall be entered in the register of Company Shares maintained by or on behalf of Company; and

(b)

each outstanding Company Share (other than any Company Shares held by a Dissenting Shareholder) shall be and be deemed to be assigned and transferred by the holder thereof to Purchaser (free and clear of any Liens of any kind whatsoever) in exchange for the Consideration, and:

(i)

each holder of such Company Shares shall cease to be the holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Consideration per Company Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be removed from the register of the Company Shares maintained by or on behalf of Company;

(iii)

Purchaser shall be deemed to be the transferee of such Company Shares free and clear of all Liens of any kind whatsoever and shall be entered in the register of Company Shares maintained by or on behalf of Company; and

(iv)	Purchaser will be the registered and beneficial holder of all of the outstanding Company Shares.

(c)

each Company Option outstanding at the Effective Time (whether vested or unvested) will be exchanged for the corresponding Replacement Option to acquire such number of Purchaser Shares as is equal to: (A) that number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Shares, at an exercise price, if applicable, per Purchaser Share equal to the greater of (i) the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent, and (ii) such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Tax Act. All terms and conditions of a Replacement Option, including the term to expiry, vesting, conditions to and manner of exercising, shall be the same as the Company Option for which it was exchanged, and any certificate or option agreement previously evidencing the applicable Company Option shall thereafter evidence and be deemed to evidence such Replacement Option.

(d)

(i) each Company DSU outstanding at the Effective Time (whether vested or unvested) will, immediately after the Effective Time at which time all of Company Shares shall be owned and held by Purchaser, be exchanged for the corresponding Replacement DSU to acquire such number of Purchaser Shares as is equal to the product of: (A) that number of Company Shares that were subject to such Company DSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Shares and (ii) each Company RSU outstanding at the Effective Time (whether vested or unvested) will, immediately after the Effective Time at which time all of Company Shares shall be owned and held by Purchaser, be exchanged for the corresponding Replacement RSU to acquire such number of Purchaser Shares as is equal to the product of: (A) that number of Company Shares that were subject to such Company RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Shares. All terms and conditions of a Replacement DSU or Replacement RSU, including the term to expiry, vesting, conditions to and manner of exercising, shall be the same as the Company DSU or Company RSU for which it was exchanged, and any certificate or agreement previously evidencing the applicable Company DSU or Company RSU shall thereafter evidence and be deemed to evidence such Replacement DSU or Replacement RSU; or such alternative treatment with respect thereto provided such alternative treatment (i) shall be agreed to in writing by each of Company and Purchaser, and (ii) shall not be, in the aggregate and viewed as a whole, economically prejudicial to the holders of such Company DSUs and/or Company RSUs.

3.2	No Fractional Purchaser Shares

In no event shall any fractional Purchaser Shares be issued under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder as Consideration would result in a fraction of a Purchaser Share being issuable, then the number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number without any additional compensation or cost.

Article 4

DISSENT RIGHTS

4.1	Rights of Dissent

(a)

Registered Company Shareholders may exercise dissent rights (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholders pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA, as same may be modified by this Article 4, the Interim Order and the Final Order; provided that, notwithstanding (i) Subsection 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in Subsection 242(1)(a) of the BCBCA must be received by Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time) and (b) Subsection 245(1) of the BCBCA, Purchaser and not Company will be required to pay the fair value of such Company Shares held by the Dissenting Shareholders and to offer and pay the amount to which such holder is entitled. Dissenting Shareholders that validly exercise such holder’s Dissent Rights shall be deemed to have transferred the Company Shares held by such holder and in respect of which Dissent Rights have been validly exercised to Purchaser free and clear of all Liens of any kind whatsoever (other than the right to be paid fair value for such Common Shares as set out in this Section 4.1), as provided in Section 3.1(a) and if they:

(i)

are ultimately entitled to be paid fair value for their Company Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by Purchaser, which fair value, notwithstanding anything to the contrary contained in Part 8 of the BCBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Company Shares; or

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated in Subsection 3.1(b) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

4.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall Company, Purchaser or any other Person be required to recognize a Person purporting to exercise Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall Company, Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the names of such Dissenting Shareholders shall be removed from the register of holders of Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a). In addition to any other restrictions under Part 8, Division 2 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of any Company Securities other than Company Shares; and (ii) Company Shareholders who vote, or who have instructed a proxyholder to vote in favour of the Arrangement Resolution (but only in respect of Company Shares so voted).

Article 5

COMPANY WARRANTS

5.1	Company Warrants

(a)

Each holder of a Company Warrant, to the extent the holder of such Company Warrant has not exercised its rights of acquisition thereunder prior to the Effective Time, shall, upon the exercise of such rights, be entitled to be issued and receive and shall accept, for the same aggregate consideration, upon such exercise, in lieu of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, the kind and aggregate number of Purchaser Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants.

(b)	Each Company Warrant, if applicable, shall continue to be governed by and be subject to the terms of the applicable Warrant Indenture or applicable Warrant Certificate.

5.2	Exercise of Company Warrants Post-Effective Time

Upon any exercise of a Company Warrant following the Effective Time, Company shall: (i) deliver, or cause to be delivered, Purchaser Shares needed to settle such exercise, and (ii) cause Purchaser to issue the necessary number of Purchaser Shares needed to settle such exercise; and Purchaser shall cooperate with and do all necessary things so as to allow Company to comply with the foregoing.

5.3	Idem

This Article 5 is subject to adjustment in accordance with the terms of the Warrant Indentures and Warrant Certificates.

Article 6

DELIVERY OF PURCHASER SHARES

6.1	Delivery of Purchaser Shares

(a)

Before the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of Former Company Shareholders entitled to receive the Consideration pursuant to Section 3.1(b), certificates or other evidence of ownership representing the aggregate number of Purchaser Shares which such Former Company Shareholders are entitled to receive pursuant to Section 3.1(b), subject to Section 3.2 and Section 6.3, for distribution to such Former Company Shareholders in accordance with the provisions of this Article 6.

(b)

Upon surrender to the Depository for cancellation of a certificate that immediately before the Effective Time represented outstanding Company Shares that were exchanged for the Consideration in accordance with Section 3.1(b) hereof together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled at the Effective Time to receive in exchange therefor, and the Depository shall deliver to such holder as soon as practicable and in accordance with Section 3.1(b) the certificate(s) or other evidence of ownership representing the Purchaser Shares that such holder is entitled to receive in accordance with Section 3.1(b) hereof.

(c)

Until surrendered as contemplated by Section 6.1(b), each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed, immediately after the transactions contemplated in Section 3.1(b), to represent only the right to receive upon such surrender, the Consideration for the Company Shares represented by such certificate as contemplated in Section 3.1(b), subject to Section 3.2 and Section 6.3. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in the Company or the Purchaser. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(d)

No Company Securityholder shall be entitled to receive any consideration with respect to any Company Securities other than the consideration to which such Company Securityholder is entitled to receive in accordance with Section 3.1, and, no such Company Securityholder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith.

6.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Company Shareholder has the right to receive in accordance with Section 3.1 and such Company Shareholder’s Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Purchaser and the Depositary (each acting reasonably) in such sum as Purchaser may direct (acting reasonably), or otherwise indemnify Purchaser and Company in a manner satisfactory to Purchaser (acting reasonably) against any claim that may be made against Purchaser and Company with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Withholding Rights

Purchaser, Company and the Depository, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable to any Former Company Shareholder, Company Securityholders or other person (an “Affected Person”) under this Plan of Arrangement (including any amounts payable pursuant to Section 4.1) or the Arrangement Agreement, such amounts as Company, Purchaser or the Depositary, as the case may be, determines, acting reasonably, are required or permitted to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other applicable Laws or under the administrative practice of the relevant Governmental Entity administering such Law (“Withholding Obligations”). To the extent that amounts are so withheld or deducted and are actually remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Plan of Arrangement and the Arrangement Agreement as having been paid to such person as the remainder of the payment in respect of which such deduction or withholding was made. Purchaser, Company and the Depository shall also have the right to withhold and sell, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person, such number of Purchaser Shares issued or issuable to such Affected Person pursuant to Section 3.1 as it considers necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any such sale of Purchaser Shares shall be affected on a public market and as soon as practicable following the Effective Date. None of Purchaser, Company, the Depository or the Broker will be liable for any loss arising out of any sale of such Purchaser Shares, including any loss relating to the manner or timing of such sales, the prices at which the Purchaser Shares are sold or otherwise.

6.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind whatsoever.

Article 7

AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a)

Purchaser and Company may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Company Shares or Former Company Shareholders, as applicable, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company or Purchaser at any time prior to or at the Meeting (provided that Company or Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication and, if so proposed and approved by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting shall be effective only: (i) if it is consented to in writing by Company and Purchaser, each acting reasonably; and (ii) if required by the Court, it is approved by the holders of Company Shares voting at the Meeting in the manner directed by the Court.

(d)

This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Purchaser, provided that it concerns a matter that, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Company Shareholder, or holder or former holder of Company Securities (other than Company Shares).

Article 8

FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein in this Plan of Arrangement shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

Schedule D

Representations and Warranties of Company

1.	Organization

(a)

Each of Company and its Subsidiaries has been duly incorporated or formed under all applicable Laws of the jurisdiction of its incorporation or formation, is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, and has all necessary corporate power, authority, and capacity to own, lease, and operate its property and assets and to carry on its business as currently owned and conducted. Company has made available to Purchaser complete and correct copies of the certificate of incorporation, articles, notice of articles, bylaws or other comparable Constating Documents of the Company and each of its Subsidiaries. Copies of such Constating Documents are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend, supplement or cancel such Constating Documents. Company has made available to Purchaser minute books of Company and each of its Subsidiaries which minute books are complete in all material respects, provided that in the case of any Subsidiary of Company which is not a wholly-owned Subsidiary, are complete in all material respects from the date such Subsidiary became a Subsidiary of Company and, to the knowledge of Company, are complete in all material respects prior to the date on which such Subsidiary became a Subsidiary of Company.

(b)

Each of Company and its active Subsidiaries is duly registered, qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such registration, qualification or licensing necessary.

2.	Subsidiaries

Section 2 of the Disclosure Letter sets out a complete and accurate list as at the date of this Agreement of all Persons in which the Company owns or controls, directly or indirectly, any material equity, voting or proprietary interest indicating (A) the jurisdiction of incorporation, organization or formation; (B) its name; and (C) the percentage owned directly or indirectly by the Company and the percentage owned, and the identity of, each other registered holder of capital stock or other equity or voting interests if other than the Company and its Subsidiaries. Company is the beneficial direct or indirect owner of the interests in each of the Company’s Subsidiaries identified as owned directly or indirectly by the Company in the Disclosure Letter, free and clear of any Liens other than Permitted Liens. All shares or other equity or voting interests in each of Company’s Subsidiaries are validly issued, fully paid and non-assessable (and no such shares or other equity or voting interests have been issued in violation of any pre-emptive or similar rights). Neither Company nor any of its Subsidiaries, own, beneficially or of record, any equity interest of any kind in any other Person.

3.	Capitalization

(a)	The authorized capital of Company consists of an unlimited number of Company Shares and an unlimited number of Class A preferred shares.

(b)	As of close of business on the date of this Agreement, there are 857,356,297 Company Shares issued and outstanding.

(c)

All outstanding Company Shares have been duly authorized and validly issued as fully paid and non-assessable and all Company Shares issuable upon the exercise of rights under the Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable.

Schedule D - 1

(d)	All outstanding securities of Company have been issued in compliance with all applicable Laws, including Applicable Securities Laws, and have been recorded on Company’s financial statements.

(e)

Section 3(e) of the Disclosure Letter sets forth, for all of the outstanding Incentive Securities, a true and complete list as at the date hereof setting out the name of each registered holder of such Incentive Securities and whether such individual is an employee, the number of Incentive Securities held by such person, the number of Company Shares issuable therefor, and, as applicable, the exercise price, date of grant, vesting schedule and expiry date of such Incentive Securities. Company has provided to Purchaser a true and complete copy of the Incentive Securities Plan. There are no contracts, commitments, agreements arrangements or undertakings between Company or any of its Subsidiaries on the one hand and any participant in the Incentive Securities Plan on the other, which would result in any Incentive Securities vesting solely as a result of the Contemplated Transactions.

(f)

Section 3(f) of the Disclosure Letter sets forth, for all of the outstanding Company Warrants, a true and complete list as at the date hereof setting out the name of each registered holder of Company Warrants and whether such holder is an employee, the number of Company Warrants held by such person and the number of Company Shares issuable therefor, and the exercise price, vesting schedule and expiry date of such Company Warrants.

(g)

Section 3(g) of the Disclosure Letter sets forth, for the Convertible Debentures, a true and complete list as at the date hereof setting out the name of each holder of such Convertible Debentures and whether such holder is an employee, the dollar amount of each Convertible Debenture held by such person and the number of Company Shares issuable therefor, the exercise price and the maturity date of such Convertible Debentures.

(h)

Except for the Convertible Securities, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(i)

All outstanding Convertible Securities and the Company Shares to be issued on the exercise, conversion or settlement, as applicable, of such Convertible Securities have been duly authorized and, where applicable, issued in compliance with all applicable Laws. The outstanding Company Shares are, and any Company Shares to be issued on the exercise, conversion or settlement, as applicable, of such Convertible Securities prior to completion of the Arrangement will be, when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(j)

Except for the Convertible Securities, there are no outstanding bonds, debentures or other evidences of Indebtedness of Company or its Subsidiaries having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Company Shares on any matter. There are no outstanding obligations of Company to (i) repurchase, redeem or otherwise acquire any outstanding Company Shares or with respect to the voting or disposition of any outstanding securities of Company or its Subsidiaries, or (ii) make any investment in or lend any funds (whether in the form of a loan, capital contribution or otherwise) to any person, other than a Subsidiary of Company. No holder of securities issued by Company or its Subsidiaries has any right to compel Company or its Subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

Schedule D - 2

(k)

Except for the Voting Support Agreements, there are no shareholder agreements, pooling agreements, voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party with respect to the ownership or voting of the capital stock or other equity or voting interests of Company or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries. The Company has not adopted a shareholders’ rights plan or any similar plan or arrangement.

(l)	No dividends or distributions have been declared on any securities of the Company.

4.	Residence of the Company

The Company is not a non-resident of Canada within the meaning of the Tax Act.

5.	Principal Shareholders

To the knowledge of the Company, no Person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to the Company Shares, either on a non-diluted or fully diluted basis.

6.	Corporate Authority and No Violation

(a)

Company has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution, delivery of and performance of this Agreement by Company and the consummation by Company of the Contemplated Transactions have been duly authorized by the Company Board and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or the Contemplated Transactions, other than with respect to the approval by the Company Board of the Circular and the approval by the Company Shareholders in the manner required by the Interim Order and applicable Laws and approval by the Court. This Agreement has been duly executed and delivered by Company and constitutes a legal, valid and binding obligation of Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally, and to general principles of equity.

(b)	The execution and delivery by Company of this Agreement, the performance by Company of its obligations under this Agreement, and the consummation of the Contemplated Transactions will not:

(i)

contravene, conflict with, result (with or without notice or the passage of time) in a violation or breach of or constitute a default under, require an Authorization to be obtained under or give rise to any third party right of termination, amendment, cancellation, acceleration, penalty or payment obligation or right of purchase or sale or pre-emptive or participation right under, any provision of:

(A)

the articles, notice of articles, bylaws or other Constating Documents, or the terms of any joint venture agreement, distribution agreement, partnership agreement, cooperative agreement or shareholders agreement of Company or any of its Subsidiaries;

(B)

subject to complying with the statutes, regulations and obtaining and complying with the approvals referred to below and obtaining the Key Regulatory Approvals, any applicable Laws or any licence, approval, consent or authorization issued by a Governmental Entity held by Company or any of its Subsidiaries;

Schedule D - 3

(C)	any judgment, decree, order or award of any Governmental Entity or arbitrator applicable to Company or any of its Subsidiaries; or

(D)

subject to obtaining the Third-Party Consents, any note, bond, mortgage, indenture, instrument, Contract, agreement, lease (subject to obtaining landlord consent), or government grant or licence to which Company or any of its Subsidiaries is party or by which any of them is bound;

(ii)

subject to obtaining the Third-Party Consents, give rise to any right of termination, amendment, acceleration or cancellation of Indebtedness or other obligation of Company or its Subsidiaries, or cause any available credit to Company or its Subsidiaries or any other benefit to which Company or its Subsidiaries is entitled, or cause any security interest in any assets of Company or its Subsidiaries to become enforceable or realizable, except as set forth in Section 6(b)(ii) of the Disclosure Letter;

(iii)

subject to obtaining the Third-Party Consents, give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under any Material Contract or Authorization, except as set forth in Section 6(b)(iii) of the Disclosure Letter; or

(iv)	result in the creation or imposition of any Lien upon any assets of Company or its Subsidiaries.

(c)

No consent, approval, waiver, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained by Company or any of its Subsidiaries in connection with the consummation of the Contemplated Transactions, other than (i) the Interim Order and any approvals required by the Interim Order, (ii) the Final Order, (iii) filings with the Registrar under the BCBCA, (iv) the Key Regulatory Approvals, and (v) compliance with any Applicable Securities Laws.

(d)	As at the date hereof, to the knowledge of Company, there are no Laws and no pending changes to Laws that would render illegal, or materially restrict, the business of Company or its Subsidiaries.

(e)

As of the date hereof, (i) the Company Financial Advisor has delivered the Fairness Opinion, (ii) the Company has been authorized by the Company Financial Advisor to permit inclusion of the Fairness Opinion and references thereto and summaries thereof to the Circular; and (iii) after receiving advice of outside legal and financial advisors, the Company Board has unanimously determined that this Agreement is in the best interests of the Company and is fair to the Company Shareholders and recommends that the Company Shareholders vote in favour of the Arrangement Resolution.

7.	Securities Law Compliance

(a)

Company has filed all documents, reports, forms, schedules, statements or other information required to be filed by it under Applicable Securities Laws (collectively, the “Company Public Documents”) except where failure to file such Company Public Documents would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of the Company and its Subsidiaries (taken as a whole). None of the Company Public Documents, as of their respective dates, contained any Misrepresentation at the time at which they were filed with applicable Securities Authorities. All of the Company Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely

Schedule D - 4

basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Company has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. To the knowledge of the Company. none of the Company Public Documents is the subject of an ongoing review by applicable securities authorities in Canada nor are there any, outstanding comments by the securities authorities on such Company Public Document. To the knowledge of the Company, there is no outstanding investigation of the Company by the securities authorities in Canada.

(b)

Company is a “reporting issuer” under the Applicable Securities Laws of each of the Provinces in Canada and has not been noted in default of any Applicable Securities Laws. To the knowledge of the Company no delisting, suspension of trading in or cease trading order with respect to the Company Shares is pending or, to the knowledge of the Company, threatened.

(c)

Neither Company nor any of its Subsidiaries nor, to Company’s knowledge, any Representative of Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(d)

Company has not taken any action to cease to be a reporting issuer in any province nor has the Company received notification from any securities authority seeking to revoke the reporting issuer status of the Company. Except for the trading halt expected to be imposed by the TSX following disclosure of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company that may prevent or restrict trading is pending, in effect, has been threatened, or is expected to be implemented or undertaken.

(e)

Company has never been and is not currently required to file reports with, or furnish reports to, the United States Securities and Exchange Commission pursuant to the U.S. Exchange Act nor does Company have public company reporting status or obligations in any country other than Canada.

8.	Auditors

To the knowledge of the Company, the Company’s auditors who audited the Company’s financial statements and provided their audit report were, at the relevant time, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Company and such auditors or, to the knowledge of the Company, any former auditors of the Company or the Subsidiaries.

9.	Disclosure Controls and Internal Control over Financial Reporting

The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or

Schedule D - 5

specific authorization and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets.

10.	Financial Statements

(a)

The audited financial statements of Company (including any related notes thereto) for the fiscal years ended December 31, 2019 and December 31, 2018 and the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2020 and September 30, 2019 (collectively, the “Financial Statements”) in each case have been prepared in accordance with all applicable Laws and present fairly, in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated expressly in the notes thereto), the consolidated financial position and results of operations of Company and its Subsidiaries as at such dates, respectively, for the periods covered thereby. Except as set forth in the Financial Statements, neither Company nor any of its Subsidiaries have any documents creating any material off-balance sheet arrangements. Neither Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the primary purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Company or any of its Subsidiaries in Company’s Financial Statements.

(b)

The financial and accounting books and records of Company and its Subsidiaries have been maintained in accordance with sound business practices and fairly reflect in all material respects the financial position of Company and its Subsidiaries and all material financial transactions relating to the businesses carried on by Company and its Subsidiaries have been accurately recorded in all material respects in such books and records in conformity with IFRS.

11.	Liabilities and Indebtedness

(a)

As of the date hereof, except as disclosed in the Financial Statements (including any notes related thereto), the Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, determined, contingent or otherwise).

(b)	Company and its Subsidiaries do not have any obligations to issue any debt securities, or guarantee, endorse or otherwise become responsible for material obligations of any other Person.

12.	Collateral Benefit

To the knowledge of Company, no “related party” of Company or its Subsidiaries, together with its associated entities, (within the meaning of MI 61-101) is, or will be, entitled to receive a “collateral benefit” (within the meaning of such instrument) as a consequence of any Contemplated Transaction.

13.	Stock Exchange Compliance

The Company is in compliance in all material respects with the applicable rules and regulations of the TSX.

14.	Restrictions on Business Activities

There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or

Schedule D - 6

materially impairing any business practice of the Company or any of its Subsidiaries or the conduct of business by the Corporation or any of its Subsidiaries as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of the Company.

15.	Compliance with Laws

(a)

Each of Company and its Subsidiaries has complied and is in compliance with, and has not violated and is not in violation of, any applicable Laws, including any COVID-19 Measures, except where such violation would not be and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of the Company and its Subsidiaries (taken as a whole). To the knowledge of Company, neither Company nor any of its Subsidiaries or Representatives has been or is the subject of any investigation, has been or is being threatened to be charged with, or been given, or is in possession of, notice of any material violation of any Laws by any Governmental Entity.

(b)

Company and its Subsidiaries possess all Authorizations required by applicable Laws and necessary to properly own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except for any such Authorizations, the failure of which to possess, is not and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of the Company and its Subsidiaries (taken as a whole), and would not reasonably be expected to impair the ability of Company to perform its obligations hereunder or prevent or materially delay the consummation of Contemplated Transactions. Each Authorization obtained by Company and its Subsidiaries is in full force and effect in all material respects and there is no action, investigation or proceeding pending or, to the knowledge of Company, threatened regarding any such Authorizations. None of Company nor any of its Subsidiaries have received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any person to revoke or refuse to renew any such Authorizations, except in each case, for revocations or non-renewals which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of the Company and its Subsidiaries (taken as a whole). Company and its Subsidiaries are in compliance with each of such Authorizations, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of the Company and its Subsidiaries (taken as a whole), or would not reasonably be expected to materially impair the ability of Company to perform its obligations hereunder or prevent or delay the consummation of the Contemplated Transactions. No event has occurred which, with the giving of notice, lapse of time or both, could constitute a material default under, or in respect of, any of such Authorizations.

(c)

The Company’s production calculation, manufacturing, labelling and other business activities are, in all material respects, being conducted (A) in compliance with the Authorizations and (B) in accordance with applicable Laws.

(d)

All product research and development activities, including quality assurance, quality control, testing and research and analysis activities conducted by or on behalf of Company and its Subsidiaries or in which Company or any of its Subsidiaries have participated in connection with their business are being conducted in accordance with standard industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s current business, and all such processes, procedures and practices, required in connection with such activities are being complied with in all material respects. Neither Company or any of its Subsidiaries have received any written notice, correspondence or writing from a Governmental Entity,

Schedule D - 7

including Health Canada, requiring the termination or suspension of any such product research and development, quality assurance, quality control, testing and research and analysis activities, or received any written notice of correspondence from other third parties requiring termination or suspension of such activities.

(e)

All supply, production and processing partners have obtained and are in compliance with all Authorizations required by the jurisdictions in which they operate to permit them to conduct their business as currently conducted.

(f)

Each of Company and its Subsidiaries and, to the knowledge of Company, their respective Representatives, acting on behalf of Company or any of its Subsidiaries, (i) have complied and are in compliance in all material respects with the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, and all other anti-corruption and anti-bribery Laws (each as applicable to Company and each of its Subsidiaries), (ii) have not become aware of or taken any action, directly or indirectly, that would result in a violation by such persons of such legislation; and (iii) have not received any written notice or written claims from any Governmental Entities relating to any such material non-compliance.

16.	Health Canada

All of the Zenabis Licences are listed in Section 16 of the Disclosure Letter. All of the Zenabis Licences and all other material licenses, and all material correspondence or material written notices received from Health Canada in relation to Company have been provided to or made available to the Purchaser. No consent, waiver or approval is required to be obtained in order to maintain the Zenabis Licences in full force and effect immediately upon the consummation of the Arrangement.

17.	U.S. Cannabis-Related Activities or Assets

(a)

Neither Company nor any of its Subsidiaries, directly or indirectly conduct any Cannabis-related activities in the United States, including but not limited to: (i) the sale, cultivation, distribution, transportation, storage or handling of Cannabis-related products; (ii) providing cannabis-related services or products to any Person in the United States; or (iii) arrangements with any Person engaging in the business activities described in (i) or (ii).

(b)

Neither Company nor any of its Subsidiaries own or have any right to acquire, directly or indirectly, any securities of any Person (including those that are convertible or exchangeable into securities of any such Person) with Cannabis-related activities in the United States (which includes those matters set out in Section 17(a) above, including, but not limited to: (i) direct or indirect ownership of, or investment in, any such Person; (ii) commercial interests or arrangements with any such Person that are similar in substance to the ownership of, or investment in, any such Person; (iii) providing services or products that are specifically designed for, or targeted at, any such Person; or (iv) commercial interests or arrangements with Persons engaging in the business activities described in (iii).

Schedule D - 8

18.	Money Laundering Laws

The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued administered or enforced by any applicable Governmental Entity (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any regulatory authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

19.	OFAC

Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other Person acting on behalf of the Company or any of its Subsidiaries is currently the subject or target of any United States sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company has not lent, contributed or otherwise made available, directly or indirectly, any funds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person which to the knowledge of the Company is currently subject to any United States sanctions administered by OFAC.

20.	United States Securities Laws

(a)	The Company is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act.

(b)

No class of securities of the Company is registered or required to be registered under Section 12 of the U.S. Exchange Act, nor does the Company have any reporting obligation under Section 15(d) of the U.S. Exchange Act.

(c)	The Company is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

21.	Absence of Certain Changes or Events

Since December 31, 2019, except as disclosed in the Company Public Documents and other than for the purposes of the transactions contemplated herein:

(a)	the business of Company and its Subsidiaries has only been conducted in the ordinary course of business;

(b)

there has not occurred one or more changes, events, developments, states of circumstances, facts or occurrences which is or would reasonably be expected to result in a Material Adverse Change in respect of Company and no such changes, events, developments, states of circumstances, facts or occurrences are anticipated by Company or any of its Subsidiaries, including as a result of COVID-19;

(c)

there has not been any change in financial or tax accounting methods, principles or practices by Company or any of its Subsidiaries, and Company and its Subsidiaries have not effected any change in its accounting methods, principles or practices, except as required by applicable Law; and

(d)

other than in the ordinary course of business, there has not been any material increase in the compensation payable to or to become payable by Company or any of its Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any

Schedule D - 9

such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any Benefit Plan made to, for or with any of such directors, officers, employees or consultants.

22.	Insolvency

No act or proceeding has been taken by or against Company or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Company or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its Subsidiaries or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened or contemplated by Company. The Company (nor any of its Subsidiaries) has not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

23.	No Default

Except as set forth in Section 23 of the Disclosure Letter, neither Company nor its Subsidiaries or, to the knowledge of Company, any other party thereto is in default under, and subject to obtaining the Third-Party Consents, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under (i) any Material Contract, (ii) any note, bond, mortgage, indenture or other instrument evidencing any Indebtedness to which Company or any Subsidiary of Company is a party, or (iii) any other contract, agreement, lease, letter of intent, offer, licence, Authorization or other instrument or obligation, which would reasonably be expected to result in a Material Adverse Change in respect of the Company and its Subsidiaries (taken as a whole).

24.	Litigation

(a)

Except as set forth in Section 24 of the Disclosure Letter, there is no claim, action, proceeding, grievance, demand or other suit or investigation that has been commenced or is pending or, to the knowledge of Company, threatened against Company or its Subsidiaries, or affecting any of their property or assets before any Governmental Entity or otherwise. To the knowledge of Company no grounds exist on which any such claim, action, proceeding, grievance, demand or other suit or investigation might be commenced against Company or any of its Subsidiaries with any reasonable likelihood of success, which, if determined adversely to Company or its Subsidiaries, as the case may be, individually or in the aggregate:

(i)

involves or would reasonably be expected to involve any allegations of violations of criminal law or which is or would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of the Company and its Subsidiaries (taken as a whole); or

(ii)	would reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions.

(b)	Neither Company nor any of its Subsidiaries nor their respective assets or properties are subject to any outstanding order, writ, injunction or decree.

25.	Employment Matters

(a)

Except as disclosed in Section 25 of the Disclosure Letter, (i) neither Company nor its Subsidiaries is a party to any written employment, engagement or similar written agreement with any director, officer, employee, independent contractor or consultant of Company or any of its Subsidiaries, (ii) the terms and conditions of the agreements set forth in Section 25 of the Disclosure Letter are not materially different than the terms and

Schedule D - 10

conditions in the applicable standard form agreement attached to the Disclosure Letter, (iii) no person is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for notice, severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor or consultant to, Company or its Subsidiaries, except pursuant to applicable Law, and (iv) no person will, as a result of Company completing the Contemplated Transactions (either alone or upon the occurrence of any subsequent termination of employment or other event), become entitled to (A) any retirement, termination, severance, bonus or other similar payment or benefit (or any increase therein), or (B) the forgiveness or postponement of any Indebtedness owing by such person to Company or any of its Subsidiaries.

(b)

Company and its Subsidiaries are in material compliance with all Laws respecting employment and employment practices, including employment standards laws as well as laws relating to human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity and has not and is not engaged in any unfair labour practice. To the knowledge of the Company, each independent contractor has been properly classified as an independent contractor and neither Company nor its Subsidiaries has received any notice from a Governmental Entity disputing such classification.

(c)

In the past three years, Company and its Subsidiaries have not received any written remedial order, notice of offence or conviction under occupational health and safety, pay equity or employment standards Laws. Company and its subsidiaries have performed all its or their respective financial obligations under such Laws which are owed to the Company employees and the Governmental Entity having jurisdiction over such matters.

(d)

Except as disclosed in Section 25 of the Disclosure Letter, none of Company or any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Company, threatened, or any litigation actual, or to the knowledge of Company, threatened relating to employment or termination of employment or employees or independent contractors. To the knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to give rise to or serve as a valid basis for the commencement of any such action, suit, investigation, arbitration, administrative proceeding or other proceedings by or against the Company or any of its Subsidiaries in respect of employment matters.

(e)

Neither Company nor any of its Subsidiaries is a party to or bound by, either directly or by operation of law, any Collective Agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment with or to, as applicable, any labour union, trade union or employee organization or group which may qualify as a trade union, affecting directors, officers, employees, independent contractors or consultants of Company or any of its Subsidiaries. To the knowledge of Company, neither Company nor any of its Subsidiaries is subject to any application for certification and there is no ongoing or threatened or apparent union-organizing campaign or certification drives, and there are no current, pending or, to the knowledge of Company, threatened strikes, lockouts or other labour disputes or disruptions at Company or at any of its Subsidiaries. To the knowledge of Company, there are no successor or related employer applications and there are no employee associations, retiree associations, voluntary recognized or certified unions or analogous organizations authorized to represent any of the employees of Company of its Subsidiaries.

(f)

A true and complete list of all employees, agents, independent contractors, consultants, and any other persons who are receiving remuneration for work or services provided to Company or any Subsidiary of Company and the employer, age, position, status, length of service, location of employment, works or services, and compensation of each employee and the terms on which each other person who is providing work or services to Company

Schedule D - 11

or any Subsidiary of Company is engaged has been provided to Purchaser. Except as set out in the list provided to Purchaser, no employee of Company or any of its Subsidiaries is on a leave of absence, long-term disability leave, receiving benefits pursuant to workers compensation legislation or is otherwise an inactive employee.

(g)

The Company has delivered true, correct and complete copies of each of the following to the Purchaser (i) the text of all Benefit Plans (where no text exists, a summary has been provided) and any related trust agreements, insurance contracts or other documents (including the original documents and all amendments, restatements or replacements since their establishment) governing those plans, all as amended to the date of this Agreement; (ii) all materials relating to the Benefit Plans distributed to new or existing members of such plan in the last three years; (iii) the two most recent actuarial valuation of each Benefit Plan filed with applicable Governmental Entities for which such valuation is required by applicable Law and, where an actuarial valuation has been prepared in respect of a Benefit Plan but has not been filed with a Governmental Entity, the most recent of such valuations; (iv) the most recent accounting and certified financial statement of each Benefit Plan for which such statement is made; (v) all legal opinions relating to the administration or funding of any Benefit Plan; and (vi) the most recent annual information returns filed with Governmental Entities in respect of each Benefit Plan for which such filing is required by applicable Law; (vii) and no fact, condition or circumstances exists or has occurred since the date of those documents which would materially affect or change the information contained in them.

(h)	No Benefit Plan is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act.

(i)	Each Benefit Plan has been established, administered, registered (where required), and maintained, in all material respects, in accordance with applicable Laws, and in accordance with its terms.

(j)

In all material respects, all contributions, premiums or Taxes required to be made or paid by the Company and its Subsidiaries by applicable Laws or under the terms of each Benefit Plan have been made in a timely fashion in accordance with applicable Laws and the terms of such Benefit Plan.

(k)

No Benefit Plan is subject to any action initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) which, if adversely determined, would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Change on Company and its Subsidiaries (taken as a whole).

(l)	There are no material unfunded liabilities in respect of any Benefit Plan, including going concern unfunded liabilities, solvency deficiencies or wind up deficiencies where applicable.

(m)

Except as provided in Section 25(m) of the Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (i) result in any material payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming due or payable to any of Company or its Subsidiaries’ employees, agents, independent and/or dependent contractors, (ii) materially increase the compensation or benefits otherwise payable under any Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any material benefits or entitlement otherwise available pursuant to any Benefit Plan.

(n)	Since January 1, 2020, (i) Company and its Subsidiaries have taken all steps reasonable in the circumstances to protect the health and safety of its employees, including

Schedule D - 12

implementing and enforcing policies and procedures to ensure compliance with COVID-19 Measures, including rules relating to social distancing, the use of face masks or personal protective equipment, and a limitation on activities that may increase the risk of transmission of COVID-19, and (ii) to the knowledge of Company, no COVID-19 transmission has occurred or is suspected to have occurred in any of Company’s or its Subsidiaries’ workplaces (including for greater certainty, all locations where work is performed or where employees or contractors are representing Company and/or its Subsidiaries).

26.	Tax Matters

(a)	Company and each of its Subsidiaries:

(i)

has duly and timely filed (taking into account any extension of time within which to file) all income Tax Returns and other material Tax Returns required to be filed by, with respect to, or on behalf of any of them with any Governmental Entity, and all such Tax Returns are true, correct and complete in all material respects;

(ii)

has timely paid all Taxes, whether or not shown on any Tax Return, that are required to be paid by any of them at or prior to the date hereof except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS;

(iii)

has provided adequate accruals in accordance with applicable accounting standards in its accounting and financial books and records and in the most recently published consolidated financial statements of Company for any Taxes of Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course;

(iv)

has timely deducted, withheld and remitted (or accounted for) to the proper Governmental Entities all Taxes required to have been deducted, withheld and remitted (or accounted for) by any of them in connection with amounts paid or owing to any person, including to any employee, creditor, person that is or is deemed to be a non-resident of Canada (for purposes of the Tax Act) or a non-resident with respect to any such Subsidiary’s jurisdiction of residence or other third party, in compliance with all applicable Laws related to Taxes, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; and

(v)	has not waived any statute of limitations with respect to any Taxes, or agreed to any extension of time with respect to the assessment, reassessment or collection of a Tax.

(b)

There are not pending or, to the knowledge of Company, threatened, against Company or any of its Subsidiaries any material claims, audits, deficiencies, litigation, proposed adjustments examinations, investigations or other proceedings ongoing or asserted in writing in respect of Taxes or Tax matters and neither Company nor its Subsidiaries is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Company, threatened in writing against Company or any of its Subsidiaries or any of their respective affiliates.

Schedule D - 13

(c)

Company and its Subsidiaries have charged and collected and remitted on a timely basis all material Taxes as required under applicable Law on any sale, supply or delivery whatsoever, made by any of them.

(d)

Company and Subsidiaries are duly registered under the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and under any applicable provincial sales tax legislation.

(e)	Company and its Subsidiaries have not received any notification of material deficiencies from any Governmental Entity with respect to Taxes of Company or any of its Subsidiaries.

(f)

The terms and conditions made or imposed in respect of every transaction (or series of transactions) between Company or any Subsidiary of Company and any person that is not dealing at arm’s length (within the meaning of the Tax Act) with Company or such Subsidiary, as the case may be, do not materially differ from those that would have been made between persons dealing at arm’s length, and each of Company and each Subsidiary of Company has complied in all material respects with the transfer pricing requirements of any applicable Law.

(g)

Adequate provision has been made on the consolidated financial statements of Company for all material Taxes assessed and all material Taxes owing by Company or any Subsidiary of Company that are not yet due and payable and relate to periods ending prior to the date hereof.

(h)	Neither Company nor its Subsidiaries have been party to any transaction or other arrangement which could be subject to adjustment under section 247 of the Tax Act or any provincial equivalent.

(i)

Neither Company nor its Subsidiaries have been party to any transaction or claimed any reserves for purposes of the Tax Act (or any other applicable Law) in any period that will result in a liability for Taxes or a requirement to include any item of income for a subsequent period.

(j)

Neither Company nor its Subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which the Company or any of its Subsidiaries is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which Company or any of its Subsidiaries is or may be liable; (iii) Company or any of its Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which Company or any of its Subsidiaries is or may be liable.

(k)

Neither Company nor any of its Subsidiaries has applied for, claimed or received a refund of Tax (or amount deemed for purposes of the Tax Act to be an overpayment of Tax) to which it was not entitled pursuant to applicable Law.

(l)

Neither Company nor its Subsidiaries, with the exception of ZenPharm Limited, are obligated to file a Tax Return or liable to Tax in any jurisdiction outside Canada. ZenPharm Limited is not obligated to file a Tax Return and is not liable to Tax in any jurisdiction outside Malta.

(m)	No jurisdiction in which Company or a Subsidiary, as applicable, does not file a Tax Return has alleged that the Company or such Subsidiary, as applicable, is required to file such a Tax Return.

Schedule D - 14

(n)

Neither Company nor its Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act, for consideration, the value of which is less that the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act.

(o)

Neither Company nor its Subsidiaries has made a capital dividend election under subsection 83(2) of the Tax Act in an amount which exceeds the amount in its capital dividend account at the time of such election.

(p)

Neither Company nor its Subsidiaries has made an “excessive eligible dividend designation” as defined in subsection 89(1) of the Tax Act in respect of any dividend paid, or deemed payable by any provision of the Tax Act to have been paid, on any class of shares of its capital stock.

(q)	Neither Company nor its Subsidiaries has any balance in their low rate income pool within the meaning of subsection 89(1) of the Tax Act.

(r)

Company and its Subsidiaries have not participated in a plan that has the effect of reducing the Company or any of its Subsidiaries’ qualifying revenues, as defined under section 125.7 of the Tax Act, and one of the main purposes of which is to cause Company or any of its Subsidiaries to qualify for or to increase the amount of wage subsidy received pursuant to section 125.7 of the Tax Act.

(s)

There are no circumstances existing which could result in the application of section 17, section 78 or section 80 to 80.4 of the Tax Act, or any equivalent provision under Canadian provincial Law, to Company or any of its Subsidiaries. Other than in the ordinary course, Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of Company or its Subsidiaries after the Effective Time.

(t)

The fair market value of any debt obligation owing by or to Company to or by any Subsidiary or between the Company’s Subsidiaries which constitutes a “commercial obligation” other than an “excluded obligation” (both within the meaning of the Tax Act) is no less than the “principal amount” (within the meaning of the Tax Act) of such obligation and the cost amount to the creditor in respect of same is no less than such amount.

27.	Government Grants and Subsidies

Section 27 of the Disclosure Letter lists all refundable and non-refundable grants and subsidies received by Company from any Governmental Entity since December 31, 2019, including pursuant to any program set up in connection with the COVID-19 pandemic, and such list shall include the amounts in question, the date on which funds were received, the name of the program in questions as well as whether such funds are refundable or non-refundable.

28.	Material Contracts

(a)

Except as set forth in Section 28 of the Disclosure Letter, there is no Contract (or amendment thereto) to which Company or any of its Subsidiaries is a party or by which its respective assets are bound that (i) is material to the business of Company and its Subsidiaries, (ii) if terminated by the other party, would be material to the business of Company and its Subsidiaries as presently conducted, (iii) is a Contract that contains any non-competition, exclusive dealing or non-solicitation obligations limiting or restricting or purporting to limit or restrict in any material way the business of Company and its Subsidiaries as presently conducted, (iv) would reasonably be expected to materially delay or prevent the consummation of the Contemplated Transactions, (v) provides for

Schedule D - 15

indemnification in excess of $50,000 other than indemnification agreements for directors and officers of Company and its Subsidiaries, in such capacity, the primary purpose of which is to provide indemnification by Company or any of its Subsidiaries for a person, (vi) grants a right of first refusal or right of first offer or similar right that limits or purports to limit the ability of Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (vii) provides for any payments that are conditioned, in whole or in part, on a change of control of Company and its Subsidiaries, (viii) requires the consent of any other party to the contract to a change of control of Company or any of its Subsidiaries, (ix) involves or would reasonably be expected to involve payments in excess of $50,000 annually or $250,000 in the aggregate and that is not terminable within 30 days, (x) involves the obligation, or potential obligation, to issue or grant securities of Company or make payments based on the value of securities of Company, (xi) involves the payment of a royalty, or payment in the nature of a royalty, (xii) is a partnership, joint venture, strategic alliance, or an arrangement for the sharing of profits or proprietary information or other similar agreement or arrangement or that relates to the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance or sharing of profits or proprietary information in which the Company or any of its Subsidiaries own more than 5% voting, economic or other membership or interest, or any interest valued at more than $50,000 or (xiii) is a Lease with respect to the Leased Real Property (the agreements described above collectively being the “Material Contracts”).

(b)

Company and its Subsidiaries (i) have performed the material obligations required to be performed by them under the Material Contracts; (ii) are not in material breach of or material default under any Material Contract; and (iii) have not received written notice of any alleged breach of or alleged default under or dispute in connection with any Material Contract or of any intention of any party to any Material Contract to cancel, terminate or otherwise modify or not renew its relationship with Company or its Subsidiaries. Each Material Contract is valid and binding on Company or, to the extent a Subsidiary of Company is a party, such Subsidiary and, to the knowledge of Company, any other party thereto, and each Material Contract is in full force and effect, subject to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought. A true and complete copy of each Material Contract has been made available to Purchaser prior to the date hereof in the Data Room.

(c)

Other than as disclosed in Section 28(c) of the Disclosure Letter, no consent, waiver or approval from other parties to the Material Contracts is: (i) required to be obtained by the Company or its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Arrangement; or (ii) required in order to maintain the Material Contracts in full force and effect immediately upon the consummation of the Arrangement, except for such consents, the absence of which would not be reasonably expected to result in, individually or in the aggregate, a Material Adverse Change in respect of Company.

29.	Other Contracts

(a)

Except as set forth in Section 29 of the Disclosure Letter, Company or any of its Subsidiaries is not party to any Contract that involves the development, production, distribution or commercialization of CBD-, Cannabis- or THC-based or infused beverages.

(b)	Neither Company nor any of its Subsidiaries has any foreign currency hedging, interest-rate hedging or commodity hedging arrangements in effect nor is party to any derivatives or swaps.

Schedule D - 16

30.	Products and Inventories

Except as disclosed in Section 30 the Disclosure Letter, the Inventories : (i) are of a quality in conformity in all material respects with the warranties given by the Company or any of its subsidiaries pursuant to supply Contracts or any other Contracts to which they are a party, (ii) are of a quality in conformity in all material respects with industry standards, (iii) are not subject to a voluntary recall by the Company or any of its Subsidiaries, by the manufacturer or distributor of the Inventories or any Governmental Entity, and to the Company’s knowledge, there is no threat of any such recall, (iv) with respect to the portion of the Inventories consisting of finished products, are Saleable, (v) with respect to the portion of the Inventories consisting of raw materials and work-in-progress, is of quality usable in the production of finished products, and (vi) have been manufactured and produced in accordance, in all material respects with, and meet all material requirements of, applicable Law, and meet the material specifications in all Contracts, with customers of the Company and its Subsidiaries relating to the sale of such products, in each case, except to the extent written off or written down to fair market value or for which adequate reserves have been established. All Inventories are owned by the Company free and clear of all Liens other than Permitted Liens, and no Inventories are held on a consignment basis from others. The level of Inventories is consistent with the level of inventories that has been maintained in the operation of the Company’s business in the ordinary course prior to the date hereof. Without limiting the generality of the foregoing, all products previously or currently produced, distributed or sold by, and all services provided by, the Company and its Subsidiaries, have been produced, packaged, labeled, advertised, distributed and sold (or in the cases of services, provided) in accordance with and meet all material requirements of, applicable Law, in all material respects, and meet the material specifications in all Contracts with customers of the Company or its Subsidiaries relating to the sale of such products in the ordinary course, and (x) there have been no material claims against the Company or any of its Subsidiaries pursuant to any product warranty or with respect to the production, distribution or sale of defective or inferior products or with respect to any warnings or instructions concerning such products and (y) there have been no recalls regarding any of the products produced, distributed or sold by the Company or any of its Subsidiaries, and, to the Company’s knowledge, there are no grounds for such recall.

31.	Healthcare Data Privacy and Security

(a)

The Company and its Subsidiaries (A) have operated their businesses in compliance, in all material respects, with all applicable Laws relating to privacy and personal information, including medical records and medical information privacy, that regulate or limit the collection, maintenance, use, disclosure, processing or transmission of medical records, patient information or other personal information made available to or collected by the Company or its Subsidiaries in connection with the operation of its business (the “Healthcare Data Requirements”) and (B) have taken all reasonable steps to implement all confidentiality, security and other protective measures required by the Healthcare Data Requirements, in each case, in all material respects. Without limiting the foregoing, the Company and its Subsidiaries are and have at all times been in material compliance with the privacy and security requirements of the Personal Information Protection and Electronic Documents Act (Canada) and other applicable privacy Laws of any jurisdiction (collectively, “Privacy Laws”).

(b)

To the knowledge of Company, neither Company nor any of its Subsidiaries has experienced any breach, misappropriation, or unauthorized collection, use or disclosure of any personal information and all protected health information for which written notification was given or required to be given under applicable Privacy Laws.

(c)	Company has not been notified in writing of and, to the knowledge of Company, is not the subject of, any compliant, regulatory investigation or proceeding relating to data security or privacy.

Schedule D - 17

32.	Related Party Transactions

(a)

Neither Company nor any of its Subsidiaries or, to the knowledge of Company, its affiliates is a creditor of or indebted to any director, officer, employee, or agent of, or independent contractor to, Company or any of its Subsidiaries, except for amounts due as normal compensation and bonuses and in reimbursement of ordinary expenses.

(b)

Except at disclosed in Section 32 of the Disclosure Letter, (i) no director, officer, employee or agent of Company or any of its Subsidiaries is a party to any loan, contract, arrangement or understanding or other transactions with Company (other than an employment agreement) required to be disclosed pursuant to Applicable Securities Laws, and (ii) there are no loans, guarantees, obligations, liabilities, contracts or other transactions between (A) Company or any of its Subsidiaries, on the one hand, and (B) other than Purchaser and its affiliates, any holder of record or, to the knowledge of Company, beneficial owner of any class of the voting or non-voting securities of Company, or any affiliate or associate of any such securityholder, on the other hand. There are no non-arm’s length agreements and no non-scheduled payments (including payments in connection with the termination of a non-arm’s length agreement) that have been made under any non-arm’s length agreement.

33.	Intellectual Property

(a)

Company and its Subsidiaries own, have validly licensed (and are not in material breach of such licenses) or otherwise have the right to use, free and clear of all Liens, all patent applications, patents, trade-mark applications, trade-marks, design applications, designs, plant patent applications, plant patents, trade names, service marks, domain names, logos, slogans, trade dress, copyrights, know-how, trade secrets, software, technology, inventions, rights of publicity, and all other intellectual property and proprietary rights, which may subsist anywhere in the world, whether registered or unregistered, including all priority and convention rights in any of the foregoing and all rights to file any such applications, that are material to the conduct of the business, as presently conducted, of Company and its Subsidiaries taken as a whole (all such rights that are owned being collectively referred to as the “Owned IP Rights” and the Owned IP Rights together with all such rights that are licensed to Company and its Subsidiaries being collectively referred to as the “Intellectual Property Rights”).

(b)	The Intellectual Property Rights are sufficient to operate the business of Company and its Subsidiaries as presently conducted.

(c)

All licenses or other rights to use relating to the Intellectual Property Rights are transferrable pursuant to this transaction, without permission, further consideration or modification of the terms of the license or other relevant agreement.

(d)

Section 33(d) of the Disclosure Letter accurately identifies each Company Contract or agreement pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any material Intellectual Property Rights (including an identification of whether the license or right granted by the Company or any of its Subsidiaries in each such Company Contract or agreement is exclusive). Except as indicated in Section 33(d) of the Disclosure Letter, no Contract or agreement identified therein provides for the transfer or assignment of any Intellectual Property Rights that is material to Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries is bound by, and no Intellectual Property Rights is subject to, any Contract or agreement containing any covenant or other provision that in any way limits or restricts the ability of Company or any of its Subsidiaries to use, exploit, assert, or enforce any Intellectual Property Rights anywhere in the world.

Schedule D - 18

(e)

Section 33(e) of the Disclosure Letter accurately identifies: (i) each Contract pursuant to which any material Intellectual Property Right (excluding off-the-shelf software) has been sold or assigned or is being licensed or otherwise conveyed or provided to the Company or any of its Subsidiaries; and (ii) whether any of the licenses or rights granted to the Company or its Subsidiaries in each such Contract are exclusive.

(f)

Section 33(f) of the Disclosure Letter sets forth a true, complete and correct list of (i) all Intellectual Property Rights for which registration or application has been filed by Company or its Subsidiaries with a Governmental Entity (including the jurisdiction in which such item of Intellectual Property has been registered or filed and the applicable application, registration or serial or other similar identification number), (ii) all material unregistered trademarks, (iii) a list and general description of any proprietary or exclusively licensed software to the Company and its Subsidiaries (excluding off-the-shelf software) and (iv) any domain names, and (v) all actions that are required to be taken by Company or any of their Subsidiaries within 180 days of the date hereof in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, re-issuances, and any application, annuity or maintenance fees). For all items under subsections (iii) and (iv), the listing thereof shall be limited to items used or held for use in the operation of the business of Company as presently conducted.

(g)

Company and its Subsidiaries are the exclusive owners of all Owned IP Rights, and to the knowledge of Company, the Intellectual Property Rights are valid, in good standing, subsisting and enforceable and the conduct of the business of Company and its Subsidiaries (including the Owned IP Rights and the processes, methods, products and services of Company and its Subsidiaries) do not infringe upon, misappropriate, or otherwise violate any third party’s intellectual property and proprietary rights. Neither Company nor any of its Subsidiaries have engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Owned IP Rights. Each item of Owned IP Rights is, and at all times has been, in compliance with all legal requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Owned IP Rights in full force and effect and has been made by the applicable deadline. No application for a patent or a copyright, mask work, or trademark registration or any other type of Owned IP Rights filed by or on behalf of Company or its Subsidiaries at any time since January 1, 2018 has been abandoned, allowed to lapse, or rejected. No interference, opposition, reissue, reexamination, or other legal proceeding is, or since January 1, 2018 has been pending or, to the knowledge of Company, threatened, in which the scope, validity, or enforceability of any Owned IP Rights is being, has been, or could reasonably be expected to be contested or challenged. To the knowledge of Company, there is no basis for a claim that any Owned IP Rights is invalid or unenforceable. The entering into of this Agreement and completion of the Contemplated Transactions contemplated hereby will not render invalid or unenforceable, or result in the loss of or require material additional payment with respect to, any Intellectual Property Rights.

(h)

To the knowledge of Company, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Owned IP Rights. Section 33(h) of the Disclosure Letter accurately identifies (and the Company has provided to Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered since January 1, 2018 by or to Company, any of its Subsidiaries or any representative of Company or any of its Subsidiaries regarding any actual, alleged, or suspected infringement, misappropriation, or other violation of any Owned IP Rights, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.

Schedule D - 19

(i)

Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce Company’s and its Subsidiaries’ rights in their proprietary information, confidential information and trade secrets and any confidential information provided by any other Person to Company.

(j)

All registrations, if any, and filings (including applications) that Company and its Subsidiaries have considered necessary to protect or preserve the rights of Company and its Subsidiaries in its material and necessary Intellectual Property Rights have been made, are in good standing and are not invalid. Company and its Subsidiaries have not received a communication from a Governmental Entity indicating that an application for any of the trademarks is unregistrable due to another person’s rights. Company and its Subsidiaries have no pending action or proceeding, nor any threatened action or proceeding, against any Person with respect its Intellectual Property Rights, and to the knowledge of Company, there are no circumstances which cast doubt on the validity or enforceability of the Intellectual Property Rights owned or used by Company and its Subsidiaries.

(k)

(i) Company has not received any notice that the prior and continuing operation of the business of Company and its Subsidiaries interferes with, infringes upon, misappropriates, or otherwise comes into conflict with, any intellectual property rights of third parties, (ii) there is no claim or demand of any person pertaining to, or any proceeding which is pending or, to the knowledge of Company, threatened, that challenges the rights of Company and its Subsidiaries in respect of any such Intellectual Property Rights, or claims that any activities of the business of Company and its Subsidiaries (including use of the trademarks) infringes, violates, or misappropriates any intellectual property rights of any person, and (iii) to the knowledge of the Company, Company and its Subsidiaries are not infringing or passing off the intellectual property rights of any third parties.

(l)

Company and its Subsidiaries have secured from all (i) consultants, advisors, employees, collaborators and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Owned IP Rights for Company or its Subsidiaries, and (ii) named inventors of inventions, designs, design applications, patents and patent applications or authors of material subject to copyright protection included within any Owned IP Rights (any person described in clause (i) or (ii), a “Creator”), unencumbered and unrestricted exclusive ownership of, all of the Creators’ entire right, title and interest in and to such Owned IP Rights, and Company and its Subsidiaries have obtained the irrevocable waivers from such Creator of all non-assignable rights, including moral rights, to the maximum extent permitted by law. No Creator has retained any rights, licenses, claims or interest whatsoever with respect to any Owned IP Rights developed by the Creator. Without limiting the foregoing, Company and its Subsidiaries have obtained signed written and enforceable invention disclosure and intellectual property assignments from all current and former Creators and, in the case of design, design applications, plant patent applications, plant patents, patents and patent applications, such assignments have been recorded in a timely manner with the relevant authorities in the applicable jurisdiction or jurisdictions. Company and its Subsidiaries have provided copies of all forms of such disclosure and assignment documents currently and historically used by Company and, in the case of design, design applications, plant patent applications, plant patents, patents and patent applications, Company has provided copies of all such assignments. All Persons identified in this section have agreed in writing to keep all information relating to the Intellectual Property Rights confidential. No current or former shareholder, officer, director, employee or contractor of Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Owned IP Rights.

(m)

Company and each of its Subsidiaries have, and enforced, a policy requiring each current and former employee, consultant and contractor to execute an employment, consulting or contractor agreement containing adequate provisions with respect to the protection of

Schedule D - 20

confidential information received with respect to the Intellectual Property Rights, business or projects of Company and each such current and former employee, consultant and contract have entered into valid and enforceable such agreements.

(n)

There is no restriction on Company or its Subsidiaries to use or convey the Owned IP Rights, and to the knowledge of the Company and its Subsidiaries, there is no restriction on the ability of Purchaser to use or exploit the Intellectual Property Rights following the Effective Date.

(o)

Company and its Subsidiaries (i) own, or have validly licensed (and are not in material breach of such licences), all hardware, software and firmware, processed data, technology infrastructure and other computer systems that are material to the conduct of the business, as presently conducted, of Company and its Subsidiaries taken as a whole (collectively, the “Technology”), and (ii) have taken commercially reasonable steps consistent with industry standard practices to implement and maintain appropriate virus protection and security measures in relation to the Technology. There are no significant software or Technology upgrades in progress or in the near-term planning stage, and in the last three (3) years, there have been no significant failures or interruptions of any element of Technology.

(p)

Except in the event of a force majeure, Company and its Subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology except for such unavailability as would not reasonably be expected to result in a Material Adverse Change in respect of Company, which disaster recovery plan allows them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

(q)

Except for any claims which would result, or would reasonably be expected to result in, a Material Adverse Change in respect of Company, no claims have been asserted in writing (or otherwise to the knowledge of Company) which are outstanding against Company or its Subsidiaries or, to the knowledge of Company, threatened against Company or its Subsidiaries alleging a violation of any person’s privacy or personal information rights, nor, to the knowledge of Company, does there exist a substantial basis for any material claim therefor and, except for any non-performance which would not result in, and would not reasonably be expected to result in, a Material Adverse Change in respect of Company, Company and its Subsidiaries have taken commercially reasonable measures consistent with industry standard practices to ensure that such personal information is protected against unauthorized access, use, modification, or other misuse.

34.	Environmental

Except as set forth in Section 34 of the Disclosure Letter:

(a)

The Company and each of its Subsidiaries is currently, and has been at all times, in material compliance with all Environmental Laws and has never been charged with any offence under any Environmental Laws.

(b)

Neither the Company nor the Subsidiaries have received any written or oral notice of, nor do they have any knowledge of, any issued, outstanding, pending, or threatened orders, complaints, claims, allegations, actions, prosecutions, administrative monetary penalties, or investigations, with respect to their operations or the Real Property, in regards to any alleged breach, non-compliance, default, or liability under Environmental Laws.

Schedule D - 21

(c)

The Company and each of its Subsidiaries has obtained all Environmental Permits required by Environmental Laws for their operations and the Real Property, and the Company and each of its Subsidiaries has been in the past at all times and is now in material compliance with all such Environmental Permits, and all such Environmental Permits are listed in Section 34(c) of the Disclosure Letter.

(d)

Neither the Company nor its Subsidiaries have received any written or oral notice of, nor do they have any knowledge of, any proceeding, order, or decision (judicial or administrative) pending or threatened by any Governmental Entities to revoke, suspend, modify, or limit any Environmental Permits required by Environmental Laws for the operation of the business and/or the assets of the Company or any of its Subsidiaries.

(e)

No Environmental Permits issued to the Company or its Subsidiaries pursuant to Environmental Laws will become void or voidable as a result of the completion of the transactions contemplated by this Agreement nor is any consent, notice, or other approval required in connection with the transactions contemplated by this Agreement in order to maintain any such Environmental Permits in full force and effect.

(f)

Neither the Company nor its Subsidiaries have caused or permitted any Release of Hazardous Substances, at any location, except where such Release was expressly permitted by Environmental Laws and/or any Environmental Permits.

(g)

There are no Hazardous Substances in the environment on, at, under, migrating from, migrating to, or originating from the Real Property or other assets or Real Property historically or currently, owned, leased, licensed, used or operated thereon.

(h)

There are no underground or above-ground storage tanks or facilities of any nature or kind whatsoever, whether active or abandoned, or any associated piping or appurtenances (whether active or abandoned), or Hazardous Substances or materials located on, in or under the surface of any of the Real Properties or other assets or Real Property historically or currently, owned, leased, licensed, used or operated thereon.

(i)

Neither the Company nor its Subsidiaries have received any notice of, nor do they have any knowledge of, any issued, outstanding, pending, or threatened orders, complaints, claims, allegations, actions, prosecutions, administrative monetary penalties, or investigations, with respect to any Hazardous Substances on, at, under, migrating from, migrating to, or originating from the Real Property;

(j)

The Company and each of its Subsidiaries has disclosed to the Purchaser, including any drafts, all environmental reports, including site assessments, sampling results, environmental audits, and compliance audits in the possession of the Company and its Subsidiaries, concerning or with respect to the Real Property or that are in any way related to the business of the Company and its Subsidiaries, including reports relating to any offsite migration of Hazardous Substances, and all such reports are listed in Section 34(i) of the Disclosure Letter; and

(k)

No unbudgeted work or additional expenditure is required or planned in relation to the business or the Real Property to ensure compliance with applicable Environmental Laws or any Environmental Permits.

35.	Real Property Rights

(c)

All Owned Real Property is listed in Section 35(a) of the Disclosure Letter and the Company or one of its Subsidiaries, as the case may be, is the registered and beneficial owner of such Owned Real Property and has good and marketable title thereto free from

Schedule D - 22

all claims and Liens other than the Permitted Liens. Neither the Company nor its Subsidiaries own or have ever owned any real property other than the Owned Real Property.

(d)

The Company and its Subsidiaries have not received notice of a material default by Company or any of its Subsidiaries, nor to the knowledge of Company is there any event that with the passage of time or the giving of notice would constitute a material default by Company or any of its Subsidiaries, in the performance or observance of the terms and provisions of the Permitted Liens, each of which has been complied with in all material respects; except, in each case, for any such failure of title, proceeding, defect or default as individually or taken cumulatively would not reasonably be expected to result in a Material Adverse Change in respect of Company.

(e)

Section 35(c) of the Disclosure Letter lists all of Company’s Leases, with the basic terms thereof, true and complete copies of which, including all amendments and extensions, have been delivered to the Purchaser. Neither the Company nor its Subsidiaries are party to any Lease of any real property other than the Leased Real Property. The Leases are currently in good standing in all material respects, the Company and/or its Subsidiaries as tenant and the respective landlords have, as of the date hereof, complied in all material respects with their respective obligations under the Leases and to the knowledge of Company, there exists no claim of any kind or right of set-off against Company and its Subsidiaries as tenant by the landlord or against the landlord by Company and its Subsidiaries as tenant as of the date hereof. The Company, or its Subsidiaries, as tenant is in actual possession of the Leased Real Property. The Company and its Subsidiaries are not in arrears of any rent or any monetary amounts required to be paid pursuant to the Leases.

(f)

The Company and its Subsidiaries, as applicable, have good and sufficient title to such other real property interests, licenses, easements and rights of way permitting the use of land or premises by Company and its Subsidiaries, which, together with its interest in the Real Property are necessary to permit the conduct of its respective business, as it is now being conducted, except for such failure, proceeding, defect or default as would not result in, or would not reasonably be expected to result in, a Material Adverse Change in respect of Company.

(g)	Non-disturbance agreements have been obtained in favour of the Company and/or its Subsidiaries, as the case may be, from the mortgagees holding mortgages on the Leased Real Property;

(h)

Section 35(f) of the Disclosure Letter lists all Real Property utilized by the Company and its Subsidiaries and sets forth the municipal addresses and legal descriptions thereto. There are no existing Contracts, options, rights of first refusal, rights of first offer, leases or otherwise, to sell, transfer, lease or otherwise dispose of any of the Real Property, or to purchase or acquire any real property, or which would restrict the ability of the Company or its Subsidiaries to lease any of the Real Property and Company is not aware of any circumstances which would result in any sale or disposal, whether by sale, lease or otherwise, of any of the Real Property including power of sale, foreclosure, expropriation or judicial proceedings.

(i)	To the knowledge of Company:

(i)

neither Company and its Subsidiaries nor the landlords of the Real Property are in material breach of any applicable Laws, including any material building, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements affecting such Real Property;

Schedule D - 23

(ii)

all buildings, structures, additions and/or improvements situated on any of the Real Property are located wholly within the boundaries of such Real Property, are free of any structural or material defect and comply with all Laws, covenants, restrictions, rights and easements affecting the same and their use, in each case in all material respects;

(iii)	there are no material outstanding work orders, non-compliance orders, deficiency notices or other such notices relative to any of the Real Property;

(iv)

the heating, ventilating, plumbing (including, where applicable, the septic and well systems), drainage, electrical and air conditioning systems and all other systems used in any of the buildings, structures, additions or improvements on the Real Property are in good working order, operational in all material respects and free of any material defect, except for normal wear and tear; and

(v)

there is no defect or condition affecting any of the Real Property including the buildings structures, additions and improvements thereon and/or the soil or subsoil thereunder, in each case which would materially impair and/or materially impede marketability and/or the current lawful use of such Real Property by Company and its Subsidiaries.

(j)

The Real Properties are serviced by utilities (or well water with adequate septic systems, if any) having capacities for the normal operations of Company’s facilities in accordance with the Zenabis Licences and the business of Company. The Real Properties have enforceable rights of access to and from public streets or highways satisfactory, sufficient and adequate for the normal operations of the business of Company and its Subsidiaries and, to the knowledge of Company, there is no fact or circumstance which exists which could result in the termination or restriction of such access.

(k)

No amounts are owing by Company and its Subsidiaries in respect of any of the Real Properties to the applicable municipality in respect of property taxes or to a public utility, other than current accounts which are not in arrears.

(l)

There are no major capital expenditures required, contemplated or pending with respect to the Real Property, including, without limitation, any expansions thereof or any repairs thereto. All amounts that are due for labour or materials supplied to or on behalf of Company and its Subsidiaries relating to the construction, expansion, alteration or repair of or on any of the Real Properties have been paid in full and, to the knowledge of Company, no one has filed or has any right of any nature or kind whatsoever to file any construction, builders’, mechanics’ or similar liens relating to the supply of work or materials to or on any of the Real Properties with respect to amounts that are not in arrears. No work has been done to the Real Property within the past forty-five (45) days which would give rise to a construction or builders lien pursuant under applicable Laws and if such work has been done, Company and its Subsidiaries has either paid in full for such work or has held back any required statutory holdback.

(m)

Except in connection with the Arrangement (or pursuant to the terms of the applicable Lease), no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase, lease or acquire any of the Real Property, or any part thereof or interest therein, including, without limitation, pursuant or otherwise.

(n)

Other than Permitted Liens, no part of the Real Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given to Company or, to the knowledge of Company, commenced nor, to the knowledge of Company, does any Person have any intent or proposal to give such notice or commence any such proceedings.

Schedule D - 24

36.	Title to and Sufficiency of Assets

Each of Company and its Subsidiaries has, and immediately following the closing of the Arrangement will have, good, valid and marketable ownership, leasehold, licenced or other rights, as applicable, to the property and assets utilized in the Company’s and its Subsidiaries’ business, free and clear of any and all Liens (other than Permitted Liens), and the property and assets held by Company and its Subsidiaries will, as at the Effective Time, be sufficient to permit the continued operation of the business of Company and its Subsidiaries in substantially the same manner as conducted as of the date hereof.

37.	Insurance

The property, operations and assets of Company and its Subsidiaries are and have been insured by reputable and financially responsible third-party insurers against loss or damage by insurable hazards or risks on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses. All such policies are set out in Section 37 of the Disclosure Letter. The third-party insurance policies of Company and its Subsidiaries are in full force and effect in accordance with their terms and Company and its Subsidiaries are not in material default under the terms of any such policy. Company has no knowledge of threatened termination of, or material premium increase with respect to, any of such policies. Company has no reason to believe that it will not be able to renew the existing insurance coverage of Company and its Subsidiaries as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not result in a Material Adverse Change in respect of the Company.

38.	Banking Information

Section 38 of the Disclosure Letter sets forth the name and location (including municipal address) of each bank, trust corporation or other institution in which the Company and its Subsidiaries have an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto and the name of any Persons holding a power of attorney from Company or its Subsidiaries and a summary of the terms thereof.

39.	Brokers

Other than as set forth in the Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Company or any of its Subsidiaries.

40.	Data Room Information

(i) All information relating to Company and its Subsidiaries and their affiliates in the Data Room is accurate and complete in all material respects and does not contain any Misrepresentation as at the date specified in respect of such information, or if any such information is undated, as of the date of its delivery to the Data Room; and (ii) to the knowledge of Company any, forecasts, projections or estimates in the Data Room were prepared using assumptions which were at the time of preparation reasonable in the circumstances.

Schedule D - 25

Schedule E

Representations and Warranties of Purchaser

1.	Organization

(a)

Purchaser is a corporation duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation, and has all necessary corporate power and authority to own, lease, and operate its property and assets and to carry on its business as currently owned and conducted. Except for the certificate and articles of amendment dated December 17, 2020, which are available on the Purchaser’s SEDAR profile, the Purchaser has made available to Company, in the Purchaser Data Room, complete and correct copies of the certificate of incorporation, articles, bylaws and other Constating Documents of Purchaser. Copies of such Constating Documents are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend, supplement or cancel such Constating Documents.

(b)

Purchaser is duly registered, qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such registration, qualification or licensing necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except where the failure to be so registered, qualified, licensed, authorized, permitted, or approved or in good standing is not and would not result in a Material Adverse Change in respect of Purchaser.

2.	Subsidiaries

Except pursuant to restrictions on transfer contained in Constating Documents, rights of first refusal and similar rights restricting transfer or otherwise disposing of such capital stock or other ownership interest or rights to vote contained in shareholders, partnership or joint venture agreements involving the Purchaser’s Subsidiaries which are not wholly-owned and as would not be reasonably expected to result in, individually or in the aggregate, a Material Adverse Change in respect of the Purchaser, Purchaser is the beneficial direct or indirect owner of the interests in each of the Purchaser’s Subsidiaries identified as owned directly or indirectly by the Purchaser in the Purchaser Public Documents, free and clear of any Liens other than Permitted Liens. All shares or other equity interests in each of Purchaser’s Subsidiaries are validly issued, fully paid and non-assessable (and no such shares or other equity interest have been issued in violation of any pre-emptive or similar rights), except as would not be reasonably expected to result in, individually or in the aggregate, a Material Adverse Change in respect of the Purchaser.

3.	Capitalization

(a)	The authorized capital of Purchaser consists of: (i) an unlimited number of common shares; and (ii) an unlimited number of special shares.

(b)	As of the close of business on the date of this Agreement, there are 122,316,532 common shares of Purchaser issued and outstanding.

(c)

There are no shareholder agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of the capital stock or other equity interests of Purchaser.

(d)	As of the date hereof, an aggregate of up to 9,184,967 Purchaser Shares are issuable upon the exercise of outstanding incentive stock compensation of the Purchaser and up to

Schedule E - 1

31,914,471 Purchaser Shares are issuable upon the exercise of outstanding common share purchase warrants of the Purchaser, the exercise prices, expiration dates and other material terms of which have been provided to Company. As of the date hereof, except for such Purchaser Shares described in the immediately preceding sentence and the Consideration issuable in connection with the Arrangement, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Purchaser or any of its Subsidiaries is a party or by which any of the Purchaser or its Subsidiaries may be bound, obligating or which may obligate the Purchaser or any of its Subsidiaries to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment.

(e)	All outstanding Purchaser Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(f)

The Purchaser Shares to be issued and delivered as contemplated in the Plan of Arrangement at the Effective Time, on the exercise of the Replacement Incentive Securities or Company Warrants, or upon the conversion of the Convertible Debentures, at or following the Effective Time will, when issued or delivered in accordance with this Agreement, the Arrangement and/or the terms thereof, as applicable, be duly authorized, validly issued, fully-paid and non-assessable, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights.

4.	Residence of Purchaser

The Purchaser is a “Canadian corporation” within the meaning of the Tax Act.

5.	Corporate Authority and No Violation.

(a)

Purchaser has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution, delivery of and performance of this Agreement by Purchaser and the consummation by Purchaser of the Contemplated Transactions have been duly authorized by all necessary corporate action on the party of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or the Contemplated Transactions. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(b)

The authorization of this Agreement, the execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations under this Agreement, and the consummation of the Contemplated Transactions will not contravene, conflict with, result (with or without notice or the passage of time) in a violation or breach of or constitute a default under, require an Authorization to be obtained under or give rise to any third party right of termination, amendment, cancellation, acceleration, penalty or payment obligation or right of purchase or sale or pre-emptive or participation right under, any provision of:

(i)	the certificate of incorporation, articles, bylaws or other Constating Documents of Purchaser;

(ii)

subject to the receipt of the Regulatory Approvals, any applicable Laws or any licence, approval, consent or authorization issued by a Governmental Entity held by Purchaser, except to the extent that the violation or breach of, or default under,

Schedule E - 2

any applicable Laws or any licence, approval, consent or authorization issued by a Governmental Entity held by Purchaser would not result in a Material Adverse Change in respect of Purchaser and would not materially impede or materially delay the consummation of the Arrangement;

(iii)	any judgment, decree, order or award of any Governmental Entity or arbitrator applicable to Purchaser; or

(iv)

any note, bond, mortgage, indenture, instrument, Contract, agreement, lease (subject to obtaining landlord consent), or government grant or licence to which Purchaser is party or by which any of them is bound, except, in the case of the foregoing, for any such contravention, conflict, breach, violation, default, termination, amendment, cancellation, acceleration, penalty or payment obligation or right of purchase or sale or pre-emptive or participation that would not, individually or in the aggregate, reasonably be expected to (A) prevent or significantly impede or materially delay the completion of the Arrangement or the consummation of the Contemplated Transactions or (B) result in a Material Adverse Change in respect of Purchaser.

(c)

No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained by Purchaser in connection with the consummation of the Contemplated Transactions, other than (i) compliance with any Applicable Securities Laws, (ii) approval by the TSX and NYSE of the listing of the Purchaser Shares issuable pursuant to the Arrangement, and, on the exercise, settlement or conversion, as applicable, of the Replacement Incentive Securities, Company Warrants and Convertible Debentures, at or following the Effective Time, and (iii) the Competition Act Approval (the “Purchaser Regulatory Approvals”).

6.	Securities Law Compliance

(a)

Purchaser has filed all documents, reports, forms, schedules, statements or other information required to be filed by it under Applicable Securities Laws (collectively, the “Purchaser Public Documents”). All of the Purchaser Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Purchaser Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Purchaser has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential.

(b)

Purchaser is a “reporting issuer” under the Applicable Securities Laws of each Province and Territory of Canada and is not in default of any Applicable Securities Laws of any Canadian jurisdiction. No delisting, suspension of trading in or cease trading order with respect to the Purchaser Shares is pending or, to the knowledge of Purchaser, threatened.

7.	Auditors

To the knowledge of Purchaser, Purchaser’s auditors who audited the Purchaser’s financial statements and provided their audit report were, at the relevant time, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51-102)

Schedule E - 3

between the Purchaser and such auditors or, to the knowledge of the Purchaser, any former auditors of the Purchaser or its Subsidiaries.

8.	Disclosure Controls and Internal Control over Financial Reporting

The Purchaser and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets.

9.	Financial Statements

The audited financial statements of Purchaser (including any related notes thereto) for the fiscal years ended July 31, 2020 and July 31, 2019 and the unaudited condensed interim consolidated financial statements for the three months ended October 31, 2020 and 2019 (collectively, the “Purchaser Financial Statements”), have been prepared in accordance with all applicable Laws and present fairly, in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated expressly in the notes thereto), the consolidated financial position and results of operations of Purchaser and its Subsidiaries as at such dates, respectively, for the periods covered thereby. Except as set forth in such financial statements, neither Purchaser nor any of its Subsidiaries have any documents creating any material off-balance sheet arrangements.

10.	Liabilities and Indebtedness

(a)

Except as disclosed in the Purchaser Financial Statements (including any notes related thereto) and except as disclosed in the Purchaser Public Documents filed subsequently to July 31, 2020, Purchaser and its Subsidiaries do not have any material liabilities or obligations of any nature (whether accrued, absolute, determined, contingent or otherwise), other than any such liabilities or obligations incurred in the ordinary course of business since July 31, 2020 or pursuant to the terms of this Agreement or that could not reasonably be expected to result in a Material Adverse Change in respect of Purchaser.

(b)

Except as otherwise disclosed in the Purchaser Financial Statements, Purchaser and its Subsidiaries do not have any obligations to issue any debt securities, or guarantee, endorse or otherwise become responsible for material obligations of any other person, other than such obligations incurred in the ordinary course of business since October 31, 2020.

11.	Stock Exchange Compliance

The Purchaser is in compliance in all material respects with the applicable rules and regulations of the TSX and NYSE.

12.	Money Laundering Laws

The operations of the Purchaser and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of Money Laundering Laws and no action, suit or proceeding by or before any regulatory authority involving the Purchaser or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

13.	OFAC

Neither the Purchaser nor any of its Subsidiaries nor, to the knowledge of the Purchaser, any director, officer, agent, employee, affiliate or other Person acting on behalf of the Purchaser or any of its Subsidiaries

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is currently the subject or target of any United States sanctions administered by the OFAC; and the Purchaser has not lent, contributed or otherwise made available, directly or indirectly, any funds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person which to the knowledge of the Purchaser is currently subject to any United States sanctions administered by OFAC.

14.	United States Securities Laws

(a)	Purchaser is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act.

(b)	The Purchaser Shares are registered under Section 12 of the U.S. Exchange Act and Purchaser has reporting obligations under Section 15(d) of the U.S. Exchange Act.

(c)	Purchaser is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

15.	Litigation

(a)

Except as disclosed in the Purchaser Public Documents, there is no claim, action, proceeding, grievance, demand or other suit or investigation that has been commenced or is pending or, to the knowledge of Purchaser, threatened against Purchaser or its Subsidiaries:

(i)	if adversely determined, would reasonably be expected to be, individually or in the aggregate, material to the business of Purchaser and its Subsidiaries as presently conducted; or

(ii)	would reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions.

16.	Compliance with Laws

(a)

Purchaser has complied and is in compliance in all material respects with, and has not violated and is not in violation of, any applicable Laws. Purchaser has not conducted any internal investigation with respect to any actual, potential or alleged material violation of any Law or any policy of Purchaser by any director, officer or employee of Purchaser. To the knowledge of Purchaser, neither Purchaser nor any of its Representatives has been or is the subject of any investigation, has been or is being threatened to be charged with, or been given, or is in possession of, notice of any violation of any applicable Laws by any Governmental Entity.

(b)	The Purchaser is not a non-Canadian within the meaning of the ICA.

17.	Data Room Information

All information relating to Purchaser and its Subsidiaries and their affiliates in the Purchaser Data Room, taken as a whole, (i) is accurate in all material respects and does not contain any Misrepresentation as at the date specified in respect of such information, or if any such information is undated, as of the date of its delivery to the Purchaser Data Room; and (ii) to the knowledge of Purchaser any, forecasts, projections or estimates in the Purchaser Data Room were prepared using assumptions which were at the time of preparation reasonable in the circumstances, in each case except as would not be reasonably expected to result in, individually or in the aggregate, a Material Adverse Change in respect of Purchaser.

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Schedule F

List of Locked-Up Shareholders

•	Daniel Burns

•	Monty Sikka

•	Shai Altman

•	Natascha Kiernan

•	Vincent Quan

•	Jim Shone

•	Eric Rasmussen

•	Alan Mayo

•	Parbinder Cheema

•	Robert Maxwell

•	Laura DiFelice

Schedule F - 1